Filed pursuant to Rule 424(b)(5)
SEC File No. 333-177358

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and is not a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 7, 2012

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 21, 2011)

2,600,000 Shares

Common Stock

$         per share

We are offering 2,600,000 shares of our common stock, at a price of $         per share. Our common stock is traded on the NASDAQ Global Select Market under the symbol “PMFG.” On February 6, 2012, the last reported sale price of our common stock on the NASDAQ Global Select Market was $27.01 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-8 of this prospectus supplement.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters the option for a period of 30 days to purchase up to an additional 390,000 shares of our common stock to cover over-allotments.

The underwriters expect to deliver the shares of our common stock to purchasers on or about February     , 2012.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Stifel Nicolaus Weisel	William Blair & Company

Co-Managers

JMP Securities	Needham & Company

The date of this prospectus supplement is February     , 2012.

Prospectus Supplement

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized anyone to provide you with information different from that contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of our common stock.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus dated November 21, 2011, including the documents incorporated by reference, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or in any document incorporated by reference that was filed with the Securities and Exchange Commission before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement.

In this prospectus supplement, the terms “company,” “we,” “us” and “our” refer to PMFG, Inc. and its subsidiaries, unless the context requires otherwise. Additionally, references to “PMFG” refer to PMFG, Inc. and its subsidiaries and references to “Peerless” refer to our wholly owned subsidiary, Peerless Mfg. Co., in each case unless the context requires otherwise.

MARKET AND INDUSTRY DATA

In this prospectus supplement we rely on and refer to information and statistics regarding our industries, the size of certain markets and our position within the markets in which we compete. Some of the market and industry data contained in this prospectus is based on independent industry publications such as the “Annual Energy Outlook 2012 Early Release Overview” (dated January 2012), “Annual Energy Outlook 2011” (dated April 2011) and “International Energy Outlook 2011” (dated September 2011), each published by the Energy Information Administration, “Natural Gas Pipeline and Storage Infrastructure Projections Through 2030” (dated October 2009) published by the Interstate Natural Gas Association of America Foundation, Inc., “World Energy Outlook 2011” (dated November 2011), copyrighted and published by the International Energy Agency, “Retiring Coal Plants While Protecting System Reliability,” a white paper published by ICF International, or other publicly available information, while other information is based on our good faith estimates, which are derived from our review of internal surveys, and our management’s knowledge and experience in the markets in which we operate. Our estimates have also been based on information obtained from our customers, suppliers and other contacts in the markets in which we operate.

S-ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement. Before making a decision to purchase our common stock, you should read the entire prospectus carefully, including the “Risk Factors” and “Forward-Looking Statements” and our consolidated financial statements and related notes included elsewhere or incorporated by reference into this prospectus supplement and the accompanying prospectus. References to our fiscal years refer to the twelve-month periods ended June 30, 2009 and 2010 or July 2, 2011.

Our Company

We are a leading provider of custom-engineered systems and products designed to help ensure that the delivery of energy is safe, efficient and clean. We primarily serve the markets for natural gas infrastructure, power generation and refining and petrochemical processing. We offer a broad range of separation and filtration products, selective catalytic reduction (“SCR”), turbine emission exhaust and silencing systems and other complementary products, including specialty heat exchangers, pulsation dampeners and silencers. Our separation and filtration products remove contaminants from gases and liquids, resulting in improved efficiency, reduced maintenance and extended life of energy infrastructure. Our SCR systems convert nitrogen oxide, or NOX, into nitrogen and water, reducing air pollution and helping our power and industrial customers comply with environmental regulations. Our primary customers include equipment manufacturers, engineering contractors and owner-operators of energy infrastructure.

We have two reporting segments: Process Products and Environmental Systems. The Process Products segment includes separation and filtration, silencing and heat exchanger products and complementary products and services. The primary product of our Environmental Systems segment is SCR systems. We have provided more than 800 SCR systems, primarily for electric power generation facilities, and we believe we are one of the largest suppliers of these systems. The Process Products and Environmental segments accounted for 85% and 15% of total revenue, respectively, for the six months ended December 31, 2011 and 73% and 27% of total revenue, respectively, for fiscal year 2011.

We have been in business for over 75 years and believe we succeed in winning customer orders because of the relationships we have developed over our years of service, the long history of performance and reliability of our systems and products, our ability to deliver products on time and our advanced technical engineering capabilities on complex projects. We work closely with our customers to design, custom-engineer and fabricate our systems and products to meet their specific needs. Our customers include some of the largest natural gas producers, transmission and distribution companies, refiners, power generators, boiler manufacturers, compressor manufacturers and engineering and construction companies in the world. Reliable product performance, timely delivery, customer satisfaction and advanced engineering are critical in maintaining our competitive position.

Recent Developments

Acquisition of Burgess Manning GmbH

On November 4, 2011 we acquired all of the outstanding shares of Burgess Manning GmbH for $5.53 million, of which $4.02 million was paid on the acquisition date and the remaining balance is due on November 4, 2012. For its fiscal year ended September 30, 2011, Burgess Manning had revenue of $16.35 million. We believe the acquisition will increase our ability to serve companies located in Germany and surrounding countries.

Backlog

Our backlog was approximately $111 million at December 31, 2011, including $5 million from our recently completed acquisition of Burgess Manning GmbH, compared to $89 million at July 2, 2011. Backlog includes orders for products that are deliverable in future periods, less revenue recognized on such orders to date. Orders in backlog are subject to change or cancellation by our customers. As of December 31, 2011, we estimate approximately 85% of the revenue related to our backlog will be recognized in the next 12 months.

Market Trends

We believe a number of trends in the natural gas infrastructure, power generation and refining and petrochemical processing markets create significant opportunities for us. These trends include:

•

Increasing Worldwide Dependence on Natural Gas Requires Substantial Infrastructure Investment. According to the Energy Information Administration (“EIA”), worldwide marketed energy consumption is expected to increase by nearly 50% from 2009 to 2035. The most rapid growth is expected in emerging economies outside the Organization for Economic Cooperation and Development (“OECD”), led by China and India. These less-developed economies, which are driving worldwide energy demand growth, will require substantial energy infrastructure investment as they grow. Global natural gas supply infrastructure investment to support this demand growth is projected to be approximately $8 trillion from 2011 to 2035.

•

New Production Technologies and the Increased Global Pricing of Crude Oil is Shifting the Supply and Demand Dynamics of Natural Gas and Oil. The success of new production technologies like hydraulic fracturing and horizontal drilling have doubled the estimated amount of natural gas resources that can be produced economically around the world, which has significantly increased the attractiveness of natural gas as a fuel choice worldwide. High oil prices globally also have made the production of crude oil from unconventional sources, like oil sands deposits, more economical.

•

Increasingly Stringent Emissions Standards Spur Demand for Our Products. The Environmental Protection Agency (“EPA”) and other government regulators are adopting stricter environmental requirements, including the recent adoption of the Mercury and Air Toxics Standards in December 2011. The resulting retirement of significant amounts of coal-fired capacity, combined with growth in electricity demand, may necessitate the construction of additional power plants that must also be equipped with pollution control systems like those we provide. ICF International expects that new regulations could force coal-fired power plant closures of up to 20% of the current electrical generating capacity in the United States.

•

Shift to Cleaner Energy Sources. In response to demand for cleaner, more environmentally responsible power generation, power providers are building new facilities that use cleaner energy, including natural gas, nuclear technology and renewable power. In the United States, 223 gigawatts of new generating capacity will be needed between 2010 and 2035, with natural gas-fired plants accounting for an estimated 60% of this additional capacity. Nuclear power generation is also expected to grow at a faster rate. According to the International Atomic Energy Agency, global nuclear capacity is projected to grow from 375 gigawatts in 2010 up to 803 gigawatts by 2030.

•

Advanced Age of the United States Coal-Fired Plants and Worldwide Nuclear Plants Will Require New Plants and Capital Investment to Maintain Current Output. Coal-fired plants are generally designed with an expected useful life of 25 to 40 years. The average age of coal-fired power plants in the United States is 42 years, and more than one-quarter of the existing fleet was built in the 1950s. Similarly, the average age of the world’s operating nuclear power generation fleet is 26 years with many plants reaching the end of their original design lives. Natural gas is the fuel source most likely to benefit from a switch away from coal and nuclear because of its relative abundance, environmental benefits compared to other fossil fuels and lower capital cost.

•

Natural Gas is Well-Positioned to Capture New Infrastructure Investments to Support Global Energy Demand. Natural gas plays a major role in most sectors of the modern economy including power generation, industrial, commercial and residential markets. According to the Interstate Natural Gas Association of America Foundation, Inc. (“INGAA”), energy demand in the United States and Canada through the year 2030 will require approximately $133 billion to $210 billion of new investment in infrastructure, including $108 billion to $163 billion to build an estimated 29,000 to 62,000 miles of additional natural gas pipelines and $16 billion to $25 billion for storage infrastructure.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and position us well to capitalize on global energy trends:

•

Strong, Competitive Position in Attractive Global End Markets. We believe we are a leading global provider of custom-engineered systems and products and have established a strong, competitive position in attractive global markets by reliably providing custom-engineered, quality systems and products to our customers. We continually seek to improve our existing systems and products and develop new systems and products.

•

Strong Reputation for Quality and Reliability With a Diverse Base of Longstanding Customer Relationships. We have developed strong customer relationships by using our technical sales, engineering and manufacturing resources to deliver quality systems and products and by providing a high level of customer service. We believe that we have established long-term preferred supplier relationships with many of our customers. We serve a diverse client base with no single customer representing more than 10% of revenue in fiscal years 2010 and 2011.

•

Substantial Engineering and Technical Expertise. We believe that we compete most effectively in providing solutions that require a high level of complex design and engineering expertise. We currently employ approximately 80 degreed engineers with backgrounds in chemical, mechanical, industrial, structural, process and civil engineering. We also believe that our patented products and proprietary know-how developed over years of industry experience provides us with a competitive advantage.

•

Broad Suite of Mission Critical Technologies and Products. We offer an extensive line of systems and products that our customers rely on to meet their production goals and regulatory requirements. We believe we can advance our proprietary technologies to further broaden our portfolio of systems and products and expand our market potential.

•

Established Network of Subcontractors. We believe that our network of subcontractors compounds the benefit of our internal engineering resources while improving the timeliness of our delivery and achieving more competitive pricing, which improves our market position. We also believe our network of subcontractors provides us with significant scalability of resources, allowing us to maintain efficient operations and accommodate large or urgent orders, and enhances our reliability, as we can more timely and appropriately shift work in the event that any particular subcontractor is unable to meet demand at any given time.

Growth Strategy

Our objective is to enhance our position as a leading global provider of custom-engineered systems and products designed to help ensure that the delivery of energy is safe, efficient and clean. The key elements of our strategy to achieve this goal are:

•

Capitalize on High-Growth International Markets. We believe we have established a strong international presence, with physical offices on three continents and sales representatives in 34 countries. International sales represented approximately 45% of our total revenue for the six months ended December 31, 2011 and 38% of our total revenue in fiscal year 2011. The current international markets for our systems and products are substantial and we believe that these markets are growing more rapidly than our domestic markets due to the significant growth in the use of natural gas, nuclear power and the demand for additional power generation in China, Latin America, the Middle East and Europe, as well as oil recovery and processing in Western Canada.

•

Expand and Diversify Product Offering to Better Meet Our Customers’ Needs. We believe we have opportunities to further expand and diversify our technology and product offerings in related markets both through internal technology development and strategic acquisitions to meet additional needs of our customers. We continue to pursue additional avenues for expansion and diversification, such as our license agreement with CEFCO Global Clean Energy LLC (“CEFCO”) and the reintroduction of our Skimovex product to the exploration and production (“E&P”) market. By expanding our product and technology offerings, we believe that we can broaden our customer base and capture additional market share.

•

Invest in Additional Manufacturing Capacity and Global Supply Chain Capabilities. We intend to expand our manufacturing capacity both in the United States and China and establish manufacturing capabilities in India. Other initiatives will include improving the efficiency of our manufacturing operations, as well as ensuring that we have developed high quality, responsive and efficient relationships with our vendors and subcontractors within and around the countries in which we operate. We believe these supply chain initiatives will help ensure that we continue to deliver high quality products within the timeframe established by our customers, while maintaining competitive pricing.

•

Continue to Offer Technology Solutions that Support Increasingly Stringent Environmental Applications. We believe a significant portion of our clients’ future capital expenditures will be driven by increasingly demanding environmental requirements. We have structured our business to provide systems and products that are designed to allow our customers to comply with changing regulatory standards. We continue to improve our product and system offerings to meet the changes in these standards as well as the changes in demand for our products and systems as new standards are implemented.

•

Pursue Selective Acquisitions. We believe that strategic acquisitions will help us to broaden our product offerings, expand our markets, advance our research and development capabilities and provide opportunities to lower raw material costs and leverage the cost of our corporate overhead. We continually review potential acquisitions and believe we have established a diligent process for identifying acquisition opportunities.

Principal Executive Offices

PMFG, Inc. was incorporated in Delaware in January 2008 in connection with our formation of a Delaware holding company to own our Texas operating company. Our principal subsidiary, Peerless Mfg. Co., (“Peerless”), was organized in 1933 as a proprietorship and was incorporated as a Texas corporation in 1946. The company’s business, operations and management did not change as a result of the formation of the holding company. Our executive offices are located at 14651 North Dallas Parkway, Suite 500, Dallas, Texas 75254. Our telephone number at this location is (214) 357-6181. Our website address is www.pmfginc.com. The information contained on our website is not part of this prospectus.

THE OFFERING

Common stock offered by us	2,600,000 shares

Common stock to be outstanding immediately after this offering (1)	20,283,475 shares

Over-allotment option	390,000 shares

Use of proceeds	We estimate that the net proceeds we will receive from this offering will be approximately $65.51 million (or $75.41 million if the underwriters exercise their option to purchase additional shares of our common stock in full), after deducting underwriting discounts and commissions, and our estimated offering expenses, as described in “Underwriting,” based on an assumed public offering price of $27.01 per share (the last reported sale price of our common stock on February 6, 2012). A $1.00 increase or decrease in the assumed public offering price per share would increase or decrease the net proceeds to us from the offering by approximately $2.44 million, assuming the number of shares offered by us remains the same.

We intend to use the net proceeds of this offering:

•	to repay $10.6 million under our senior term loan, which constitutes all amounts outstanding; and
•

for working capital and other general corporate purposes, including to support letters of credit to permit the further growth of our international operations, manufacturing expansions and improvements and potential acquisitions.

See “Use of Proceeds.”

Risk Factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” beginning on page S-8 of this prospectus supplement, together with all of the other information set forth in and incorporated by reference into this prospectus supplement and the accompanying prospectus, before deciding to invest in shares of our common stock.

NASDAQ Global Select Market symbol	PMFG

(1)	The number of shares of our common stock to be outstanding immediately after this offering is based on 17,683,475 shares of our common stock outstanding as of January 27, 2012 and excludes:

•	1,310,673 shares of our common stock issuable upon exercise of our outstanding warrants; and
•	1,388,606 shares of our common stock reserved for future issuance under our stock incentive plans.

Except as otherwise indicated, all information in the prospectus supplement assumes no exercise by the underwriters of their over-allotment option.

SUMMARY HISTORICAL CONSOLIDATED AND PRO FORMA FINANCIAL DATA

The following tables set forth our summary historical and pro forma financial data as of and for the periods indicated below. The summary historical consolidated statement of operations data for the fiscal years ended June 30, 2009 and 2010 and July 2, 2011, and the summary historical consolidated balance sheet data as of June 30, 2010 and July 2, 2011, have been derived from our audited consolidated financial statements, which are incorporated by reference in this prospectus supplement and the accompanying prospectus from our Annual Report on Form 10-K for the year ended July 2, 2011. The summary historical consolidated balance sheet data as of June 30, 2009 have been derived from our audited consolidated balance sheet as of June 30, 2009, which is not included in or incorporated by reference into this prospectus supplement or the accompanying prospectus. The summary historical consolidated statement of operations data for six months ended December 31, 2011 and January 1, 2011, and the summary historical consolidated balance sheet data as of December 31, 2011, have been derived from our unaudited consolidated financial statements, which are incorporated by reference in this prospectus supplement and accompanying prospectus from our Quarterly Report on Form 10-Q for the six months ended December 31, 2011. The summary historical consolidated balance sheet data as of January 1, 2011 have been derived from our unaudited consolidated balance sheet as of January 1, 2011, which is not included or incorporated by reference in this prospectus supplement or the accompanying prospectus.

On November 4, 2011, we completed the acquisition of Burgess Manning GmbH. The summary pro forma financial data for the fiscal year ended July 2, 2011 is derived from the information incorporated by reference from our Current Report on Form 8-K/A filed on January 17, 2012. The summary pro forma financial data is presented for informational purposes only and does not purport to represent or be indicative of the results that actually would have been obtained had the Burgess Manning GmbH acquisition occurred at the beginning of the period presented or that may be obtained for any future period.

The information presented below should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes incorporated into this prospectus supplement and accompanying prospectus.

	Historical					Pro Forma (1)
	Fiscal year ended			Six months ended		Fiscal year ended July 2, 2011
	June 30,		July 2, 2011	January 1, 2011	December 31, 2011
	2009	2010
				(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenue:
Process products	$123,261	$90,083	$88,876	$41,358	$56,900	$104,952
Environmental systems	34,745	26,692	32,918	11,897	9,909	32,918

Total revenue	158,006	116,775	121,794	53,255	66,809	137,870
Gross profit	48,603	42,435	38,407	16,867	21,184	42,797
Operating income (loss) (2)	9,427	8,348	(2,227)	(293)	(169)	(335)
Net earnings (loss) (3)	$2,896	$(4,182)	$5,861	$876	$(1,128)	$7,161

Net earnings (loss) attributable to PMFG, Inc.	$2,896	$(4,163)	$5,749	$744	$(1,079)	$7,049

Diluted earnings (loss) per share	0.22	(0.38)	0.28	0.01	(0.06)	0.35

Other Financial Data:
Adjusted EBITDA (4)	$16,263	$10,966	$4,665	$1,222	$2,597	$6,553
Capital expenditures	1,822	757	2,919	1,974	2,482	2,926

	Historical
	As of June 30,		As of July 2, 2011	As of December 31, 2011
	2009	2010
				(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$17,738	$24,271	$12,905	$12,505
Working capital	40,247	48,000	43,908	41,087
Goodwill	29,432	29,702	29,702	30,503
Total assets	153,180	143,081	140,709	145,171
Senior term loan	36,000	20,221	12,571	11,271
Subordinated term loan	20,000	—	—	—
Total PMFG, Inc.’s stockholders’ equity	45,958	56,246	83,672	85,101

Other Financial Data:
Backlog	$73,000	$96,000	$89,000	$111,000

(1)	Pro forma financial data for fiscal 2011 reflects the acquisition of Burgess Manning GmbH as if the transaction had occurred on July 1, 2010.
(2)

Operating expenses for fiscal 2011 include a charge of $3.55 million related to an impairment loss on intangible assets of design guidelines. Operating expenses for the six months ended December 31, 2011 include a non-cash charge of $2.10 million related to accelerated vesting of 146,000 shares of restricted stock. There was a related increase in the tax benefit for the six months ended December 31, 2011 of $713,000.

(3)

Other income (expenses) for the fiscal years ended June 30, 2010 and July 2, 2011 and for the six months ended January 1, 2011 include non-cash gains (losses) on the fair value adjustment to the derivative liability associated with the conversion and redemption features of the preferred stock issued in September 2009 of ($6.68) million, $6.68 million, and $1.87 million, respectively. Preferred stockholders were paid dividends of $1.04 million, $722,000 and $632,000 for the fiscal years ended June 30, 2010 and July 2, 2011 and the six months ended January 1, 2011, respectively. All of our preferred stock was converted into common stock prior to July 2, 2011.

(4)

We measure our performance primarily through our net earnings. In addition to our consolidated financial statements presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”), management uses non-GAAP financial measures, including “EBITDA” and “Adjusted EBITDA.” EBITDA and Adjusted EBITDA are not recognized financial measures under U.S. GAAP, and do not purport to be alternatives to net earnings or indicators of operating performance. EBITDA and Adjusted EBITDA are presented to enhance an understanding of our operating results and are not intended to represent cash flow or results of operations. Our board of directors, lenders and management use EBITDA and Adjusted EBITDA as additional measures of operating performance for matters including financial results and competitor comparisons. EBITDA is defined as net earnings (loss) plus depreciation and amortization, net interest expense and income taxes. Adjusted EBITDA is defined as net earnings (loss) plus depreciation and amortization, net interest expense, income taxes, change in fair value of derivative liability, unamortized debt issuance costs, impairment on intangible assets and charges for the accelerated vesting of restricted stock minus gain on sale of property. EBITDA and Adjusted EBITDA have certain material limitations, primarily due to the exclusion of amounts that are material to our consolidated results of operations, such as interest expense, income tax expense and depreciation and amortization.

The following is a reconciliation of net earnings to Adjusted EBITDA (in thousands):

	Historical					Pro Forma
	Fiscal year ended			Six months ended		Fiscal year ended July 2, 2011
	June 30		July 2 2011	January 1, 2011	December 31, 2011
	2009	2010
				(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Net earnings (loss)	$2,896	$(4,182)	$5,861	$876	$(1,128)	$7,161
Depreciation and amortization (a)	6,651	2,609	2,715	1,339	1,312	2,747
Interest expense, net	6,009	3,340	2,302	1,491	854	2,335
Income tax expense (benefit)	707	1,215	(3,083)	(614)	(539)	(2,560)

EBITDA	16,263	2,982	7,795	3,092	499	9,683
Change in fair value of derivative liability (b)	—	6,681	(6,681)	(1,870)	—	(6,681)
Unamortized debt issuance costs (c)	—	1,303	—	—	—	—
Impairment on intangible assets (d)	—	—	3,551	—	—	3,551
Accelerated vesting of restricted stock awards, net of tax (e)	—	—	—	—	2,098	—
Gain on sale of property	—	—	—	—	—	—

Adjusted EBITDA	$16,263	$10,966	$4,665	$1,222	$2,597	$6,553

(a)

Depreciation and amortization does not include amortization of deferred financing charges, which are included in interest expense, net, in the amounts of $902,000, $353,000, $869,000, $676,000 and $186,000 for the fiscal years ended June 30, 2009, June 30, 2010 and July 2, 2011 and the six months ended January 1, 2011 and December 31, 2011, respectively, and $186,000 for the pro forma fiscal year ended July 2, 2011.

(b)	Changes in the fair value of the derivative liability are non-cash gains and losses associated with the convertible preferred stock sold in September 2009.
(c)	Unamortized debt issuance cost associated with the retired subordinated term debt in the amount of $1.30 million was recorded as a loss on extinguishment of debt during fiscal 2010.
(d)	A $3.55 million charge to operating expense related to an impairment loss on intangible assets (design guidelines) was recorded in fiscal 2011.
(e)

A $2.10 million non-cash charge related to the accelerated vesting of 146,000 shares of restricted stock was recorded in the six months ended December 31, 2011. This non-cash charge had a positive income tax effect for the period of approximately $713,000, which is included above in the income tax expense (benefit) of $(539,000).

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making a decision to purchase our common stock, you should carefully consider the risks described below as well as the risks discussed under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended July 2, 2011, which is incorporated by reference into this prospectus supplement and the accompanying prospectus. Any of these risks could result in a significant or material adverse effect on our business, prospects, financial condition, results of operations or cash flows, and a decline in the market price of our common stock. You could lose all or part of your investment.

Risks Related to Our Business

The current economic uncertainty in domestic and global markets and the volatility of the credit markets may continue to negatively impact us.

The domestic and international economies experienced a significant recession in 2009 and 2010, which included an increase in credit restrictions in the global financial markets. Market conditions in fiscal 2010 and 2011 have shown some limited improvement, but it is not clear that domestic and international economies will show significant improvements in 2012. Our management is uncertain as to the depth or length of time that the global recession and related credit restrictions will have an effect on the markets that we serve and the ability of financial institutions to provide credit. Our customers are dependent on the financial institutions to provide liquidity for capital programs and operating capital. We expect our revenue, earnings and liquidity to be impacted to the extent that global credit restrictions impact the markets we serve.

Our ability to conduct business outside the United States may be adversely affected by factors outside of our control and our revenue and profits from international sales could be adversely impacted.

Because we manufacture and sell our products and services worldwide, our business is subject to risks associated with doing business internationally. Revenue generated outside the United States represented 45%, 38%, 35% and 34% of our consolidated revenue during the six months ended December 31, 2011 and our 2011, 2010 and 2009 fiscal years, respectively. Our operations and earnings throughout the world have been, and may in the future be, affected from time to time in varying degrees by a number of factors, including changes in foreign laws and regulations, regional economic uncertainty, political instability, customs and tariffs, government sanctions, inability to obtain export licenses, unexpected changes in regulatory requirements, difficulty in collecting international accounts receivable, difficulty in enforcement of contractual obligations governed by non-U.S. law, fluctuations in foreign currency exchange rates and tax rates. The likelihood of these occurrences and the overall effect on our business vary from country to country and are not predictable. These factors may result in a decline in revenue or profitability or could adversely affect our ability to expand our business outside of the United States, including our intended expansion of manufacturing capacity in China and establishment of manufacturing capabilities in India, and may impact our ability to deliver our products and collect our receivables.

Changes in the price, supply or demand for natural gas could have an adverse impact on sales of our separation and filtration systems and products and our operating results.

A large portion of our Process Product business is driven by the construction of natural gas infrastructure. Increased demand for natural gas may result in the construction of additional infrastructure. Higher prices of natural gas, while beneficial to exploration activities and the financing of new projects, can adversely impact the demand for natural gas. Excess supply could negatively impact the price of natural gas, which could discourage spending on related capital projects.

Changes in the power generation industry could have an adverse impact on sales of our environmental control systems and products and our operating results.

The demand for our environmental control systems and products depends in part on the continued construction of new power generation and related facilities and the retrofitting of existing facilities. The power generation industry is cyclical and has experienced periods of slow or no growth in the past. Any change in the power generation industry that results in a decrease in new construction or refurbishing of power plants, in particular natural gas facilities, could have a material adverse impact on our Environmental Systems segment’s revenue and our results of operations.

Changes in current environmental legislation could have an adverse impact on the sale of our environmental control systems and products and on our operating results.

Our Environmental Systems business is primarily driven by capital spending by our customers to comply with laws and regulations governing the discharge of pollutants into the environment or otherwise relating to the protection of the environment or human health. These laws include U.S. federal statutes such as the Resource Conservation and Recovery Act of 1976, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), the Clean Water Act, the Clean Air Act, the Clean Air Interstate Rule, the Utility and Boiler MACT Rules, the Cross-State Air Pollution Rule (“CSAPR”), which the U.S. Court of Appeals for the District of Columbia Circuit stayed on December 30, 2011, and the regulations implementing these statutes, as well as similar laws and regulations at state and local levels and in other countries. These U.S. laws and regulations may change and other countries may not adopt similar laws and regulations. Despite the EPA’s recent adoption of stricter pollution standards, the interplay between the judicial system and the EPA instills uncertainty and our business may be adversely impacted by a court ruling or to the extent that other regulations requiring the reduction of NOX emissions are repealed, amended, implementation dates delayed, or to the extent that regulatory authorities reduce enforcement due to a complicated legal, political and economic environment.

We are subject to United States and foreign laws and regulations, including export control and economic sanctions laws and regulations. These regulations are complex, change frequently and have tended to become more stringent over time. Implementing compliance with the requirements of any new or amended United States or foreign laws and regulations as well as failure to comply with any laws and regulations could adversely affect our results of operations, financial condition and our strategic objectives.

As a result of our global operations, we face a variety of special United States and international legal and compliance risks, in addition to the risks of our domestic business. These federal, state and local laws, regulations and policies are complex, change frequently, have tended to become more stringent over time and increase our cost of doing business. These laws and regulations include environmental, health and safety regulations, data privacy requirements, international labor laws, anti-corruption and bribery laws such as the United States Foreign Corrupt Practices Act and U.K. Bribery Act, and trade sanctions laws and regulations. In the event new laws and regulations are enacted or existing laws are amended, implementing compliance with such new or amended laws may result in a loss of revenue, increased costs of doing business and a change to our strategic objectives, all of which could adversely affect our results of operations. In addition, we are subject to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take action determined to be in violation of any of these laws. An actual or alleged violation could result in substantial fines, sanctions, civil or criminal penalties, debarment from government contracts, curtailment of operations in certain jurisdictions, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect our results of operations, financial condition or strategic objectives.

Litigation against us could be costly and time-consuming to defend.

We are from time to time subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes and employment claims made by our current or former employees. Litigation may result in substantial costs and may divert management’s attention and resources, which may seriously harm our business, financial condition and results of operations. In addition, legal claims that have not yet been asserted against us may be asserted in the future.

Competition could result in lower revenue, decreased margins and loss of market share.

We operate in highly competitive markets worldwide and contracts for our systems and products are generally awarded on a competitive basis. We face competition from potential new competitors that in some cases face low barriers to entry, specialized competitors that focus on competing with only one of our systems or products and low cost competitors that are able to produce similar systems and products for less. Competition could result in not only a reduction in our revenue, but also may lower the prices we can charge for our systems and products and reduce our market share. To remain competitive we must be able to anticipate and respond quickly to our customers’ needs and enhance and upgrade our existing systems and products to meet those needs. We also must be able to price our systems and products competitively and make timely delivery of our systems and products. Our competitors may develop less expensive or more efficient systems and products, may be willing to charge lower prices in order to increase market share and may be better equipped to make deliveries to customers on a more timely basis. Some of our competitors have more capital and resources than we do and may be better able to take advantage of market opportunities or adapt more quickly to changes in customer requirements. In addition, despite increased market demand, we may not be able to realize higher prices for our systems and products because we have competitors that use cost-plus pricing and do not set prices in accordance with market demand.

Customers may cancel or delay projects. Our backlog may not be indicative of our future revenue.

Customers may cancel or delay projects for reasons beyond our control. Our orders generally contain cancellation provisions which permit us to recover our costs in the event a customer cancels an order. If a customer cancels an order, we may not realize the full amount of revenue included in our backlog. If projects are delayed, the timing of our revenue could be affected and projects may remain in our backlog for extended periods of time. Revenue recognition occurs over long periods of time and is subject to unanticipated delays. If we receive relatively large orders in any given quarter, fluctuations in the levels of our quarterly backlog can result because the backlog in that quarter may reach levels that may not be sustained in subsequent quarters. As a result, our backlog may not be indicative of our future revenue.

Changes in our product mix can have a significant impact on our profit margins.

Some of our products have higher profit margins than others. Consequently, changes in the product mix of our sales from quarter-to-quarter or from year-to-year can have a significant impact on our reported profit margins. Some of our products also have a much higher internally manufactured cost component. Therefore, changes from quarter-to-quarter or from year-to-year can have a significant impact on our reported margins through a change in our manufacturing costs and specifically in our manufacturing costs as a percentage of revenue.

A significant portion of our accounts receivable are related to large contracts from customers in the same markets, which increases our exposure to credit risk.

Significant portions of our sales are to customers who place large orders for custom systems and products for use in some markets and whose activities are related to the natural gas infrastructure, power generation and refining and petrochemical processing markets. As a result, our exposure to credit risk is affected to some degree by conditions within these markets and governmental and political conditions. We attempt to reduce our exposure to credit risk by requiring progress payments and letters of credit. However, unanticipated events that affect these markets could have a materially adverse impact on our operating results.

Our systems and products could be subject to product liability claims and litigation, which could adversely affect our financial condition and results of operations and harm our business reputation.

We manufacture systems and products that create exposure to product liability claims, breach of contract claims, and litigation. If our systems and products are not properly manufactured or designed, personal injuries or property damage could result, which could subject us to claims for damages. The costs associated with defending product liability claims and payment of damages could be substantial. Our reputation could also be adversely affected by such claims, whether or not successful, and such claims could lead to decreased demand for our systems and products.

Our insurance policies may not cover all claims against us or may be insufficient to cover such claims.

We may be subject to breach of contract claims or product liability claims for personal injury, warranty claims, and property damage. We maintain insurance coverage against these and other risks associated with our business. However, this insurance may not protect us against liability from some kinds of events, including events involving losses resulting from business interruption. We cannot assure that our insurance will be adequate in risk coverage or policy limits to cover all losses or liabilities that we may incur. Moreover, we cannot assure that we will be able in the future to maintain insurance at levels of risk coverage or policy limits that we deem adequate. Any future damages caused by our systems and products that are not covered by insurance or are in excess of policy limits could have a material adverse effect on our financial condition and results of operations.

Currency fluctuations may reduce profits on our foreign sales or increase our costs, either of which could adversely affect our financial results.

A significant portion of our consolidated revenue is generated outside the United States. Consequently, we are subject to fluctuations in foreign currency exchange rates. Translation losses resulting from currency fluctuations may adversely affect the profits from our operations and have a negative impact on our financial results. Foreign currency fluctuations also may make our systems and products more expensive for our customers, which could have a negative impact on our revenue. In addition, we purchase some foreign-made products directly and through our subcontractors. Due to the multiple currencies involved in our business, foreign currency positions partially offset and are netted against one another to reduce exposure. We cannot assure that fluctuations in foreign currency exchange rates will not make these products more expensive to purchase. Increases in our direct or indirect costs of purchasing these products could negatively impact our financial results if we are not able to pass those increased costs on to our customers.

Our business is subject to risks of terrorist acts, acts of war, political unrest, public health concerns, labor disputes and natural disasters.

Terrorist acts, acts of war, political unrest, public health concerns, labor disputes or national disasters may disrupt our operations, as well as those of our customers. These types of acts have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, or natural disasters could weaken the domestic and global economies and create additional uncertainties, thus forcing our customers to reduce their capital spending, or cancel or delay already planned construction projects, which could have a material adverse impact on our business, operating results and financial condition, including loss of sales or customers.

The CEFCO manufacturing license agreement and the testing and development of the CEFCO Process may not be successful and in such event, we would incur the loss of the initial payment and testing costs with no return.

We have obtained an exclusive U.S. license from CEFCO to manufacture equipment and process units incorporating CEFCO’s aerodynamic reactor technology designed to selectively capture and convert pollutants into high-grade end-products for commercial sale and remove particulate matter, SOX, NOX and CO2. As of December 31, 2011, we have invested $3.36 million under the CEFCO manufacturing license agreement and are obligated to pay installment and royalty payments if certain conditions are met. We are conducting testing of the CEFCO technology and are funding the costs and expense for such testing. There can be no assurances as to the successful testing of the CEFCO technology, our ability to develop a commercially viable product, or our ability to receive manufacturing orders under the CEFCO license agreement. Our investment may not result in future revenue.

Manufacturing and Procurement

Our industry has experienced shortages in the availability of skilled workers. Any difficulty we experience replacing or adding qualified personnel could adversely affect our business.

Our operations require the services of employees having technical training and related experience, including certified welders. As a result, our operations depend on the continuing availability of qualified employees. Our industry has experienced shortages of workers with the necessary skills. If we should suffer any material loss of these employees to competitors, or be unable to employ additional or replacement personnel with the requisite level of training and experience, our operations could be adversely affected. A significant increase in the wages paid to these workers by other employers could result in a reduction in our workforce, increases in wage rates, or both.

Our customers may require us to perform portions of our projects in their local countries.

Some foreign countries have regulations requiring, and some customers in foreign countries prefer, a certain degree of local content be included in projects destined for installation in their country. These requirements and preferences may require us to outsource significant functions to manufacturers in foreign countries or otherwise to establish manufacturing capabilities in foreign countries. These requirements may negatively impact our profit margins and present project management issues.

Our systems and products are covered by warranties. Unanticipated warranty costs for defective systems and products could adversely affect our financial condition and results of operations and reputation. In addition, an increase in the number of systems we sell, compared to individual products that our customers use as components in other systems, may increase our warranty costs.

We offer warranty periods of various lengths to our customers depending upon the specific system or product and terms of the customer agreement. Among other things, warranties require us to repair or replace faulty systems or products. We have received warranty claims in the past. While we continually monitor our warranty claims and provide a reserve for estimated warranty issues on an on-going basis, an unanticipated claim could have a material adverse impact on our results of operations. In some cases, we may be able to recover a portion of our warranty cost from a subcontractor if the subcontractor supplied the defective product or performed the service. However, this recovery may not always be possible. The need to repair or replace systems and products with design or manufacturing defects could temporarily delay the sale of new systems and products, reduce our profits, cause us to suffer a loss and could adversely affect our reputation. Furthermore, average warranty costs for complete systems are higher than warranty costs for individual products that our customers use as components in other systems due to complete systems being more complex. As a result, our transition to offering more complete systems may increase our warranty costs.

Warranty expense totaled $735,000 for the six months ended December 31, 2011, and was $2.39 million, $3.32 million, and $443,000 for fiscal years 2011, 2010, and 2009, respectively. As a percentage of revenue, the warranty expense was 1.1% for the six months ended December 31, 2011 and 2.0%, 2.8% and 0.3% in fiscal years 2011, 2010, and 2009, respectively. The increase in warranty expense over the historical period reflects an increase in the company’s customer base and product offering. The warranty expense in fiscal year 2010 also contains two contract-specific warranty events that became known during that fiscal year.

If actual costs for our projects with fixed-price contracts exceed our original estimates, or if we are required to pay liquidated damages due to late delivery, our profits will be reduced or we may suffer losses.

The majority of our contracts are fixed-price contracts from which we have limited ability to recover cost overruns. Because of the large scale and long-term nature of our contracts, unanticipated cost increases may occur as a result of several factors, including:

•	increases in cost or shortages of components, materials or labor;
•	errors in estimates or bidding;
•	unanticipated technical problems;
•	variations in productivity;
•	required project modifications not initiated by the customer; and
•	suppliers’ or subcontractors’ failure to perform.

In addition to increasing costs, these factors could lead to “hold backs” by our customers impacting our cash flow negatively and also could delay delivery of our products. Our contracts often provide for liquidated damages in the case of late delivery. Unanticipated costs, such as liquidated damages, that we are required to pay in the case of late delivery, could negatively impact our profits.

Increasing costs for manufactured components and raw materials, such as steel, may adversely affect our profitability.

We use a broad range of manufactured components and raw materials in our products, primarily raw steel and steel-related components. Rapid increases in the costs for these components and materials or temporary disruptions in supply could increase our operating costs and adversely affect our profit margins.

Our use of subcontractors may reduce our ability to deliver products within the committed delivery timetables and within the design requirements.

Our global customer base and product demand requires that we utilize a global network of subcontractors. While we believe our established network provides us a competitive advantage, it exposes us to manufacturing delays, cost overruns, and quality aspects which are in large part outside of our direct control. We have developed processes to select, communicate, and monitor the work flow, costs, and product quality of our subcontractors, however we could be adversely affected by project delays, cost overruns, and substandard products developed by our subcontractors.

Capital and Liquidity

Our financing agreements may be insufficient to meet our strategic needs.

As of December 31, 2011, we had $11.27 million of outstanding indebtedness under our senior term loan. In addition, we have a revolving credit facility and our European subsidiaries have debenture agreements (“Subsidiary debenture agreements”) in place that support short-term working capital needs, as well as provide letters of credit and bank guarantees to be issued to customers, suppliers and subcontractors. Our senior term loan and revolving credit facility are both issued pursuant to our Senior Secured Credit Agreement, dated April 30, 2008 (our “Senior Secured Credit Agreement”). As of December 31, 2011, there were no outstanding balances under the revolving credit facility and the Subsidiary debenture agreements; however, the letters of credit and bank guarantees under the revolving credit facility, as well as Subsidiary debenture agreements, aggregated to approximately $17.51 million. The revolving credit facility includes both financial and non-financial covenants that may limit our ability to purchase capital equipment, pay dividends, enter into strategic transactions, or enter into certain agreements. The revolving credit facility requires that the eligible collateral, primarily accounts receivable and inventory, exceed the balances outstanding, as well as the unexpired letters of credit and bank guarantees. Further, the revolving credit facility and Subsidiary debenture agreements require that we restrict a portion of our cash balances in relationship to the unexpired letters of credit and bank guarantees. As we seek to expand our international operations, we expect we will need additional letters of credit beyond those currently available under the revolving credit facility and the Subsidiary debenture agreements. If we are unable to accept additional work or are delayed in completing or billing projects because of these limits, this could adversely affect our results of operations. We currently have $6.26 million available for borrowing or letters of credit under our Senior Secured Credit Agreement and $3.48 million available for letters of credit under the Subsidiary debenture agreements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debenture Agreement.”

Failure to satisfy the covenants in our financing agreements could negatively impact our liquidity and cost of our financing agreements.

Failure to comply with any of the covenants or lack of sufficient collateral could reduce or eliminate our ability to borrow money or obtain letters of credit and bank guarantees under our revolving credit facility and could result in a default that would permit the lenders to accelerate repayment of the term loan. Under these circumstances, we may not have sufficient working capital, access to capital markets, or other resources to satisfy our debt and other obligations.

We intend to use the net proceeds of this offering to repay the outstanding balance of the term loan portion of our Senior Secured Credit Agreement, among other things, as provided in more detail below in the section entitled “Use of Proceeds.” We also intend to negotiate and obtain a new credit agreement in the future to replace our Senior Secured Credit Agreement. Our new credit agreement may have similar covenants or collateral requirements. As of December 31, 2011, we were in compliance with the covenants under our Senior Secured Credit Agreement. However, on October 1, 2011 and on other past occasions, we were not in compliance with the consolidated total leverage (“CTL”) ratio or the consolidated fixed charge coverage (“FCC”) ratio covenant requirements, resulting in a default under our Senior Secured Credit Facility. On November 9, 2011, the company entered into the ninth amendment to our Senior Secured Credit Agreement, which waived these ratio defaults and modified the computation of available borrowing base. The ninth amendment also amended the Senior Secured Credit Agreement to require that 100% of any net cash proceeds received as a result of any equity issuances be applied towards the prepayment of the term loan and it increased the banking fees to be paid by the company when the company’s CTL ratio is more than 2.5 to 1.0. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility.”

Our financial performance may vary significantly from period to period, making it difficult to estimate future revenue.

Our revenue and earnings have varied in the past and are likely to vary in the future. Our contracts generally stipulate customer-specific delivery terms and may have contract cycles of a year or more, which subjects these contracts to many factors beyond our control. In addition, contracts that are significantly larger in size than our typical contracts tend to have a greater impact on our operating results. Furthermore, as a significant portion of our operating costs are fixed, an unanticipated decrease in our revenue, a delay or cancellation of orders in backlog, or a decrease in the demand for our products, may have a significant impact on our operating results. Therefore, our operating results may be subject to significant variations and our operating performance in any period may not be indicative of our future performance.

Changes in billing terms can increase our exposure to working capital and credit risk.

We sell our systems and products under contracts that allow us to either bill upon the completion of certain agreed upon milestones, or upon actual shipment of the system or product. We attempt to negotiate progress-billing milestones on large contracts to help us manage working capital and to reduce the credit risk associated with these large contracts. Consequently, shifts in the billing terms of the contracts in our backlog from period to period can increase our requirement for working capital and can increase our exposure to credit risk.

We intend to continue to pursue acquisition opportunities, which may subject us to considerable business and financial risk.

We evaluate potential acquisitions on an ongoing basis. We may not be successful in identifying acquisition opportunities, assessing the value, strengths and weaknesses of these opportunities and consummating acquisitions on acceptable terms. Furthermore, suitable acquisition opportunities may not be made available or known to us. In addition, we may compete for acquisition targets with companies having greater financial resources than we do. Borrowings necessary to finance acquisitions may not be available on terms acceptable to us, or at all. Future acquisitions also may result in potentially dilutive issuances of equity securities.

If we are unable to successfully implement our acquisition strategy or address the risks associated with acquisitions, or if we encounter unforeseen expenses, difficulties, complications or delays frequently encountered in connection with the integration of acquired entities and the expansion of operations, our growth and ability to compete may be impaired, we may fail to achieve acquisition synergies and we may be required to focus resources on integration of operations rather than on our primary business.

There is a concentration of ownership in our stockholders.

NSB Advisors, LLC (“NSB”) is a financial advisor located in New York and is a registered investment advisor under the Investment Advisors Act of 1940. NSB manages investment accounts of numerous clients and has exercised its investment discretion on behalf of these clients over the past several years to purchase for them a substantial number of our shares. As a result of the investment authority it exercises on behalf of these individuals, NSB considers itself to be the “beneficial owner” of the shares under the Securities Exchange Act of 1934, as amended, as to which it has exercised investment discretion. NSB’s Schedule 13G filing discloses that NSB had beneficial ownership of 79.8% of our common stock as of January 1, 2012. NSB’s ownership in our common stock was previously reported to the Securities and Exchange Commission (“SEC”) on a Schedule 13G/A by Brown Advisory Holdings Incorporated, which reported beneficial ownership of approximately 37.7% as of November 10, 2008. NSB has disclaimed voting authority with respect to the shares that NSB has purchased for its clients and has certified in its Schedule 13G filings that it has acquired the shares in the ordinary course of business and not for the purpose or the effect of changing or influencing the control of the company. NSB’s Schedule 13G filings indicate that William F. Nicklin, a partner of NSB, personally owns 965,802 shares for which he exercises voting and investment authority. If NSB sells on behalf of its clients a significant number of shares rapidly, the market price of our common stock could decrease.

Provisions of our charter documents, Delaware law and our stockholder rights plan could discourage a takeover that individual stockholders may consider favorable or the removal of our current directors and management.

Some provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that individual stockholders may consider favorable or the removal of our current management.

Delaware law may discourage, delay or prevent someone from acquiring or merging with us. In addition, purchase rights distributed under our stockholder rights plan will cause substantial dilution to any person or group attempting to acquire us without conditioning the offer on our redemption of the rights. As a result, our stock price may decrease and stockholders might not receive a change of control premium over the then-current market price of the common stock.

Our certificate of incorporation contains a “blank check” preferred stock provision. Blank check preferred stock enables the our board of directors, without stockholder approval, to designate and issue additional series and classes of preferred stock with such dividend rights, liquidation preferences, conversion rights, terms of redemption, voting or other rights, including the right to issue convertible securities with no limitation on conversion, as the our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock. These provisions may have the effect of making it more difficult or expensive for a third party to acquire or merge with us which could adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

We may not be able to successfully enforce our rights to indemnification against Nitram’s selling stockholders for claims relating to breach of representation and certain other claims, including litigation costs and damages.

On April 30, 2008, we completed the acquisition of all outstanding shares of Nitram Energy, Inc. (“Nitram”) for an aggregate purchase price of approximately $65 million. We have outstanding claims against the selling stockholders under the terms of the Nitram acquisition agreement in the amount of $10.51 million relating to a customer warranty dispute and environmental matters. The sellers have not agreed to pay for the claims and we are currently in the process of discussing the various claims with the sellers, which could have the effect of delaying or ultimately preventing all or a portion of, our reimbursement for such claims and damages. Our ability to collect any portion of these outstanding claims is not assured. If we are unable to collect reimbursement for those claims, we may be responsible for such costs and expenses.

Risks Related to This Offering

The limited liquidity for our common stock could affect your ability to sell your shares at a satisfactory price.

Our common stock is relatively illiquid. As of January 27, 2012, we had 17,683,475 shares of common stock outstanding. The average daily trading volume in our common stock, as reported by the NASDAQ Global Select Market, for the 50 trading days ending on February 6, 2012 was less than 55,000 shares. A more active public market for our common stock may not develop, which could adversely affect the trading price and liquidity of our common stock. Moreover, a thin trading market for our stock could cause the market price for our common stock to fluctuate significantly more than the stock market as a whole. Without a larger float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, stockholders may be unable to liquidate your shares of our common stock at a satisfactory price.

The market price of our common stock may be volatile or may decline regardless of our operating performance.

The market price of our common stock has experienced, and may continue to experience, substantial volatility. During the period beginning July 3, 2011 through February 6, 2012, the sale prices of our common stock on the NASDAQ Global Select Market have ranged from a low of $14.22 to a high of $27.40 per share. We expect our common stock to continue to be subject to fluctuations. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Purchasers in this offering will experience immediate and substantial dilution in the net tangible book value of their investment.

We do not plan to pay cash dividends on our common stock in the foreseeable future. As a result, investors must look solely to stock appreciation for a return on their investment in our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings to support our operations and growth. Additionally, our credit agreements restrict the payment of dividends. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

We will have broad discretion in the use of a portion of the net proceeds from this offering and may not use them effectively.

After repayment of our senior term loan, our management will have broad discretion in the application of a portion of the net proceeds from this offering and could spend that portion of the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses and cause the price of our common stock to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Issuance of shares under our stock incentive plan or in connection with transactions will dilute current stockholders.

Pursuant to our 2007 Stock Incentive Plan, we are authorized to grant options and other stock awards for up to 1,800,000 shares to our officers, employees, directors and consultants. As of December 31, 2011, there were 1,388,606 shares of our common stock reserved for future issuance under our stock incentive plans. You will incur dilution upon exercise or issuance of any stock awards under our stock incentive plans. In addition, if we raise additional funds by issuing additional common stock, or securities convertible into or exchangeable or exercisable for common stock, or if we use our securities as consideration for future acquisitions or investments, further dilution to our existing stockholders will result, and new investors could have rights superior to existing stockholders.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act). All statements other than statements of historical fact contained in this prospectus supplement and the accompanying prospectus are forward-looking statements. You should not place undue reliance on these statements. These forward-looking statements include statements that reflect the current views of our senior management with respect to our financial performance and future events with respect to our business and our industry in general. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature identify forward-looking statements. Forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, the following:

•

adverse changes in the current global economic or political environment or in the markets in which we operate, including the natural gas infrastructure, power generation and petrochemical and processing industries;

•

compliance with United States and foreign laws and regulations, including export control and economic sanctions laws and regulations, which are complex, change frequently and have tended to become more stringent over time;

•	changes in current environmental legislation or regulations;
•	risks associated with our indebtedness, the terms of our Senior Secured Credit Agreement and our ability to raise additional capital;
•	changes in competition;
•	changes in demand for our products;
•	our ability to realize the full value of our backlog and the timing of our receipt of revenue under contracts included in backlog;
•	risks associated with out product warranties; and
•	changes in the price, supply or demand for natural gas, bio fuel, oil or coal.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus supplement and the accompanying prospectus and other reports we file with the Commission, including the information in “Item 1A. Risk Factors” of Part I of our Annual Report on Form 10-K for the fiscal year ended July 2, 2011 and “Risk Factors” beginning on page S-8 of this prospectus supplement. There may be other factors that may cause our actual results to differ materially from the forward-looking statements. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. We undertake no obligation to publicly update or revise any forward-looking statement, except to the extent required by law.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $65.51 million (or $75.41 million if the underwriters exercise in full their option to purchase additional shares of our common stock), after deducting underwriting discounts and commissions, and our estimated offering expenses, as described in “Underwriting,” based on an assumed public offering price of $27.01 per share (the last reported sale price of our common stock on February 6, 2012). A $1.00 increase or decrease in the assumed public offering price per share would increase or decrease the net proceeds to us from the offering by approximately $2.44 million, assuming the number of shares offered by us, as indicated on the cover page of this prospectus supplement, remains the same.

We intend to use the net proceeds:

•	to repay $10.6 million under our term loan portion of our Senior Secured Credit Agreement, which constitutes all amounts currently outstanding; and
•

for working capital and other general corporate purposes, including to support letters of credit to permit the further growth of our international operations, manufacturing expansion and improvements and potential acquisitions.

Under the senior term loan under our Senior Secured Credit Agreement, which expires on January 1, 2016, we are required to make a principal payment equal to 100% of the outstanding amount under the senior term loan from the net cash proceeds from this offering. Interest on the senior term loan is payable quarterly at a floating rate per annum (5.75% at July 2, 2011 and 6.00% at December 31, 2011), or equal to, at our option, either (a) for prime rate loans, a margin of between 225 and 375 basis points based on our CTL ratio plus the higher of (1) the administrative agent’s prime rate, or (2) the federal funds effective rate plus a margin of 100 basis points, or (b) for LIBOR rate loans, the adjusted LIBOR rate plus a margin of between 325 and 475 basis points based on our CTL ratio. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility”.

Other than the repayment of indebtedness, we have not allocated any specific portion of the net proceeds to any particular purpose, and our management will have the discretion to allocate the proceeds as it determines appropriate. See “Risk Factors—Risks Related to This Offering.”

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Select Market under the symbol “PMFG.” The table below sets forth the reported high and low sales prices for our common stock, as reported on the NASDAQ Global Select Market for the periods indicated.

	High	Low
Fiscal 2010
First Quarter	$13.11	$8.07
Second Quarter	$17.85	$11.86
Third Quarter	$17.90	$11.56
Fourth Quarter	$17.00	$12.77

Fiscal 2011
First Quarter	$18.73	$13.80
Second Quarter	$17.60	$13.77
Third Quarter	$21.78	$14.96
Fourth Quarter	$24.23	$16.29

Fiscal 2012
First Quarter	$22.72	$14.22
Second Quarter	$24.58	$14.28
Third Quarter (through February 6)	$27.40	$18.89

On February 6, 2012, the last reported sale price of our common stock on the NASDAQ Global Select Market was $27.01 per share. As of February 6, 2012, there were 70 holders of record of our common stock.

DIVIDEND POLICY

We do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings to support our operations and growth. We did not pay cash dividends on our common stock for the six months ended December 31, 2011 or in fiscal 2011, 2010 or 2009. PMFG is a holding company and has no direct operations. Our ability to pay dividends in the future depends on the ability of our operating subsidiaries to pay dividends to us. Additionally, our financing agreement contains restrictions on our ability to pay dividends based on satisfaction of certain performance measures and compliance with other conditions.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2011:

•	on an actual basis; and
•	on an as adjusted basis to give effect to the sale of 2,600,000 shares in this offering and the application of the proceeds as described under “Use of Proceeds.”

You should read the following table in conjunction with the information set forth under “Use of Proceeds” and our audited consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of December 31, 2011
	Actual	As Adjusted (1)
	(in thousands, except share data)
Cash and cash equivalents (2)	$12,505	$66,746

Long-term debt, including current portion:
Revolving credit facility (3)	—	—
Senior term loan (3)	11,271	—

Total long-term debt	11,271	—

Stockholders’ equity:
Common stock, par value $0.01 per share, 50,000,000 shares authorized; 17,683,475 issued and outstanding; 20,283,475 issued and outstanding, as adjusted	177	203
Additional paid-in capital	51,791	117,277
Retained earnings	35,092	35,092
Accumulated other comprehensive loss	(1,959)	(1,959)

Total stockholders’ equity	85,101	150,613

Total capitalization	$96,372	$150,613

(1)

Calculated based on an assumed public offering price of $27.01 per share (the last reported sale price of our common stock on February 6, 2012), after deducting underwriting discounts and commissions and our estimated expenses. A $1.00 increase or decrease in the assumed public offering price per share would increase or decrease our total capitalization by approximately $2.44 million, assuming the number of shares offered by us remains the same as set forth on the front cover of this prospectus supplement.

(2)	Excludes $7.07 million of restricted cash currently pledged as collateral for our outstanding letters of credit under our Senior Secured Credit Agreement and Subsidiary debenture agreements.
(3)

Our Senior Secured Credit Agreement is comprised of a term loan under which $10.6 million is currently outstanding and a revolving credit facility under which no indebtedness is currently outstanding. As of December 31, 2011, we had $6.3 million available under our revolving credit facility after giving effect to outstanding letters of credit and borrowing base restrictions.

SELECTED FINANCIAL DATA

The following table summarizes certain selected financial data that should be read in conjunction with the other information in this prospectus supplement, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and related notes included elsewhere or incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Year ended June 30,				Year ended July 2, 2011	Six months ended
						January 1, 2011	December 31, 2011
	2007	2008	2009	2010
						(unaudited)	(unaudited)
	(in thousands, except per share data)
Operating results:
Revenue
Process products	$47,256	$79,540	$123,261	$90,083	$88,876	$41,358	$56,900
Environmental systems	27,885	60,956	34,745	26,692	32,918	11,897	9,909

Total revenue	$75,141	$140,496	$158,006	$116,775	$121,794	$53,255	$66,809
Cost of goods sold	51,343	99,216	109,403	74,340	83,387	36,388	45,625
Gross profit	23,798	41,280	48,603	42,435	38,407	16,867	21,184
Operating expenses (1)	15,547	29,123	39,176	34,087	40,634	17,160	21,353

Operating income (loss)	8,251	12,157	9,427	8,348	(2,227)	(293)	(169)
Other income (expense) (2)	589	366	(5,824)	(11,315)	5,005	555	(1,498)
Income tax (expense) benefit	(2,928)	(4,168)	(707)	(1,215)	3,083	614	539

Net earnings (loss)	$5,912	$8,355	$2,896	$(4,182)	$5,861	$876	$(1,128)

Net earnings (loss) attributable to PMFG, Inc.	$5,912	$8,355	$2,896	$(4,163)	$5,749	$744	$(1,079)

Earnings (loss) per share*:
Basic earnings (loss) per common share	$0.47	$0.65	$0.22	$(0.38)	$0.29	$0.01	$(0.06)
Diluted earnings (loss) per share	$0.46	$0.64	$0.22	$(0.38)	$0.28	$0.01	$(0.06)

Weighted average shares outstanding:
Diluted	12,853	13,062	13,181	13,716	16,662	15,434	17,675

Other Financial Data:
Adjusted EBITDA (3)	$5,570	$16,454	$16,263	$10,966	$4,665	$1,222	$2,597

*

Share and per share data has been adjusted for our two-for-one stock split in June 2007 and our holding company reorganization in August 2008, in which each share of Peerless common stock was converted into two shares of PMFG common stock.

	As of June 30,				As of July 2, 2011	As of December 31, 2011
	2007	2008	2009	2010
						(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$17,015	$11,444	$17,738	$24,271	$12,905	$12,505
Working capital	30,622	42,334	40,247	48,000	43,908	41,087
Goodwill	—	27,875	29,432	29,702	29,702	30,503
Total assets	68,671	166,736	153,180	143,081	140,709	145,171
Senior term loan	—	40,000	36,000	20,221	12,571	11,271
Subordinated term loan	—	20,000	20,000	—	—	—
Total liabilities	35,134	123,805	107,222	85,934	55,668	58,738
Total PMFG, Inc.’s stockholders’ equity	33,537	42,931	45,958	56,246	83,672	85,101

Other Financial Data:
Backlog	$97,000	$108,000	$73,000	$96,000	$89,000	$111,000

(1)

Operating expenses for fiscal 2011 include a charge of $3.55 million related to an impairment loss on intangible assets of design guidelines. Operating expenses for the six months ended December 31, 2011 include a non-cash charge of $2.10 million related to accelerated vesting of 146,000 shares of restricted stock. There was a related increase in the tax benefit for the six months ended December 31, 2011 of $713,000.

(2)

Other income (loss) for the fiscal years ended June 30, 2010 and July 2, 2011 and for the six months ended January 1, 2011 include non-cash gains (losses) on the fair value adjustment to the derivative liability associated with the conversion and redemption features of the preferred stock issued in September 2009 of ($6.68) million, $6.68 million, and $1.87 million, respectively. Preferred stockholders were paid dividends of $1.04 million, $722,000 and $632,000 for the fiscal years ended June 30, 2010 and July 2, 2011 and the six months ended January 1, 2011, respectively. All of our preferred stock was converted into common stock prior to July 2, 2011.

(3)

We measure our performance primarily through our net earnings. In addition to our consolidated financial statements presented in accordance with U.S. GAAP, management uses non-GAAP financial measures, including “EBITDA” and “Adjusted EBITDA.” EBITDA and Adjusted EBITDA are not recognized financial measures under U.S. GAAP, and do not purport to be alternatives to net earnings or indicators of operating performance. EBITDA and Adjusted EBITDA are presented to enhance an understanding of our operating results and are not intended to represent cash flow or results of operations. Our board of directors, lenders and management use EBITDA and Adjusted EBITDA as additional measures of operating performance for matters including financial results and competitor comparisons. EBITDA is defined as net earnings (loss) plus depreciation and amortization, net interest expense and income taxes. Adjusted EBITDA is defined as net earnings (loss) plus depreciation and amortization, net interest expense, income taxes, change in fair value of derivative liability, unamortized debt issuance costs, impairment on intangible assets and charges for the accelerated vesting of restricted stock minus gain on sale of property. EBITDA and Adjusted EBITDA have certain material limitations, primarily due to the exclusion of amounts that are material to our consolidated results of operations, such as interest expense, income tax expense and depreciation and amortization.

The following is a reconciliation of net earnings to Adjusted EBITDA (in thousands):

	Historical					Six months ended
	Fiscal Year Ended June 30,				Fiscal year ended July 2, 2011	January 1, 2011	December 31, 2011
	2007	2008	2009	2010
						(unaudited)	(unaudited)
				(in thousands)
Net earnings (loss)	$5,912	$8,355	$2,896	$(4,182)	$5,861	$876	$(1,128)
Depreciation and amortization (a)	664	3,863	6,651	2,609	2,715	1,339	1,312
Interest expense, net	(433)	68	6,009	3,340	2,302	1,491	854
Income tax expense (benefit)	2,928	4,168	707	1,215	(3,083)	(614)	(539)

EBITDA	9,071	16,454	16,263	2,982	7,795	3,092	499
Change in fair value of derivative liability (b)	—	—	—	6,681	(6,681)	(1,870)	—
Unamortized debt issuance costs (c)	—	—	—	1,303	—	—	—
Impairment on intangible assets (d)	—	—	—	—	3,551	—	—
Accelerated vesting of restricted stock awards, net of tax (e)	—	—	—	—	—	—	2,098
Gain on sale of property	(3,501)	—	—	—	—	—	—

Adjusted EBITDA	$5,570	$16,454	$16,263	$10,966	$4,665	$1,222	$2,597

(a)

Depreciation and amortization does not include amortization of deferred financing charges, which are included in interest expense, net, in the amount of $902,000, $353,000, $869,000, $676,000 and $186,000 for the fiscal years ended June 30, 2009, June 30, 2010 and July 2, 2011 and the six months ended January 1, 2011 and December 31, 2011, respectively. There were no deferred financing charges in fiscal years 2007 and 2008.

(b)	Changes in the fair value of the derivative liability are non-cash gains and losses associated with the convertible preferred stock sold in September 2009.
(c)	Unamortized debt issuance cost associated with the retired subordinated term debt in the amount of $1.30 million was recorded as a loss on extinguishment of debt during fiscal 2010.
(d)	A $3.55 million charge to operating expense related to an impairment loss on intangible assets (design guidelines) was recorded in fiscal 2011.
(e)

A $2.10 million non-cash charge related to the accelerated vesting of 146,000 shares of restricted stock was recorded in the six months ended December 31, 2011. This non-cash charge had a positive income tax effect for the period of approximately $713,000, which is included above in the income tax expense (benefit) of $(539,000).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion of our results of operations and financial condition should be read in conjunction with “Summary Historical Consolidated and Pro Forma Financial Data,” “Selected Financial Data” and “Unaudited Pro Forma Condensed Combined Statement of Operations” and with our audited consolidated financial statements and related notes included elsewhere or incorporated by reference into this prospectus supplement and the accompanying prospectus. This discussion includes forward-looking statements that are subject to risks, uncertainties and other factors described under “Risk Factors”. These factors could cause our actual results for future periods, including fiscal 2012, to differ materially from those experienced in, or implied by, these forward-looking statements. References to our fiscal years refer to the twelve-month periods ended June 30, 2009 and 2010 or July 2, 2011.

Overview

We are a leading provider of custom-engineered systems and products designed to help ensure that the delivery of energy is safe, efficient and clean. We primarily serve the markets for natural gas infrastructure, power generation and refining and petrochemical processing. We offer a broad range of separation and filtration products, SCR systems and other complementary products including specialty heat exchangers, pulsation dampeners and silencers. Our primary customers include equipment manufacturers, engineering contractors and operators of power facilities.

Our products and systems are marketed worldwide. We classify revenue as domestic or international based upon the origination of the order. Revenue generated by orders originating from within the United States is classified as domestic revenue, regardless of where the product is shipped or where it will eventually be installed. Revenue generated by orders originating from a country other than the United States is classified as international revenue. International revenue was approximately 45% for the six months ended December 31, 2011 compared to 38% for the six months ended January 1, 2011 and 38% in fiscal 2011 compared to 35% and 34% in fiscal 2010 and 2009, respectively. As a result of global demand for our products and our increased sales resources outside of the United States, we expect our international sales will continue to increase as a percentage of our consolidated revenue in the future.

We believe that our success depends on our ability to understand the complex operational demands of our customers and deliver systems and products that meet or exceed the indicated design specifications. Our success further depends on our ability to provide such products in a cost-effective manner and within the time frames established with our customers. Our gross profit during any particular period may be impacted by several factors, primarily shifts in our product mix, material cost changes, and warranty costs. Shifts in the geographic composition of our sales also can have a significant impact on our reported margins.

We have two reporting segments: Process Products and Environmental Systems. The Process Products segment produces specialized systems and products that remove contaminants from gases and liquids, improving efficiency, reducing maintenance and extending the life of energy infrastructure. The segment also includes industrial silencing equipment to control noise pollution on a wide range of industrial processes and heat transfer equipment to conserve energy in many industrial processes and in petrochemical processing. The primary product of our Environmental Systems business is selective catalytic reduction systems, which we refer to as SCR systems. SCR systems are integrated systems, with instruments, controls and related valves and piping. Our SCR systems convert nitrogen oxide, or NOX, into nitrogen and water, reducing air pollution and helping our customers comply with environmental regulations.

The following table sets forth the percentage of revenue related to our Process Products and Environmental Systems, respectively:

				Six months ended
	Fiscal 2009	Fiscal 2010	Fiscal 2011	January 1, 2011	December 31, 2011
Process products	78%	77%	73%	78%	85%
Environmental systems	22%	23%	27%	22%	15%

	100%	100%	100%	100%	100%

Despite a generally weak global economy throughout 2010 and 2011, the demand for energy has risen. However, during the same period, this demand has not resulted in a significant increase in the construction of new power generation facilities. Domestically, the increased demand has largely been absorbed by excess capacity that existed within the industry. Internationally, we believe political uncertainties, economic conditions, and uncertainty as to the long-term solutions have dampened the pace of new construction.

Backlog

Our backlog was approximately $111 million at December 31, 2011, including $5 million from our recently completed acquisition of Burgess Manning GmbH, compared to $89 million at July 2, 2011. Backlog includes orders for products that are deliverable in future periods, less revenue recognized on such orders to date. Orders in backlog are subject to change or cancellation by our customers. As of December 31, 2011, we estimate approximately 85% of the revenue related to our backlog will be recognized in the next 12 months. The nature of our manufacturing business can cause our cash flow to be uneven as our billing is event-oriented instead of date-oriented and typically is driven by completion of project milestones.

Results of Operations

In our financial results, cost of goods sold includes manufacturing and distribution costs for products sold. The manufacturing and distribution costs include material, direct and indirect labor, manufacturing overhead, depreciation, sub-contract work, inbound and outbound freight, purchasing, receiving, inspection, warehousing, internal transfer costs and other costs of our manufacturing and distribution processes. Cost of goods sold also includes the costs of commissioning the equipment and warranty related costs. Operating expenses include sales and marketing expenses, engineering and project management expenses and general and administrative expenses which are further described below.

•

Sales and marketing expenses—include payroll, employee benefits, stock-based compensation and other employee-related costs associated with sales and marketing personnel. Sales and marketing expenses also include travel and entertainment, advertising, promotions, trade shows, seminars and other programs and sales commissions paid to independent sales representatives.

•

Engineering and project management expenses—include payroll, employee benefits, stock-based compensation and other employee-related costs associated with engineering, project management and field service personnel. Additionally, engineering and project management expenses include the cost of sub-contracted engineering services.

•

General and administrative expenses—include payroll, employee benefits, stock-based compensation and other employee-related costs and costs associated with executive management, finance, human resources, information systems and other administrative employees. General and administrative costs also include board of director compensation and expenses, facility costs, insurance, audit fees, legal fees, reporting expense, professional services and other administrative fees.

Six Months Ended December 31, 2011 Compared to the Six Months Ended January 1, 2011

The following summarizes our consolidated statements of operations as a percentage of revenue:

	Six months ended
	January 1, 2011	December 31, 2011
Net revenue	100.0%	100.0%
Cost of goods sold	68.3	68.3

Gross profit	31.7	31.7
Operating expenses	32.2	32.0

Operating loss	(0.5)	(0.3)
Other income (expense), net	1.0	(2.2)

Earnings (loss) before income taxes	0.5	(2.5)
Income tax benefit	1.1	0.8

Net earnings (loss)	1.6%	(1.7)%

Less net earnings (loss) attributable to noncontrolling interest	0.2	(0.1)

Net earnings (loss) attributable to PMFG	1.4	(1.6)
Dividends on preferred stock	(1.2)	—

Net earnings (loss) attributable to PMFG common stockholders	0.2%	(1.6)%

Revenue. The following summarizes consolidated revenue:

	Six months ended
	January 1,		December 31,
	2011	% of Total	2011	% of Total
	(dollars in thousands)
Domestic	$33,011	62.0%	$37,039	55.4%
International	20,244	38.0%	29,770	44.6%

Total	$53,255	100.0%	$66,809	100.0%

For the six months ended December 31, 2011, total revenue increased $13.55 million, or 25.5%, compared to the prior year. Domestic revenue increased $4.03 million, or 12.2%, in the six months ended December 31, 2011 when compared to the prior year. International revenue increased $9.53 million, or 47.1%, in the six months ended December 31, 2011 when compared to the prior year. Domestically, revenue growth was noted in multiple product lines within the Process Products segment. The acquisition of Burgess Manning GmbH contributed approximately $2.90 million of revenue in the six months ended December 31, 2011. Additional revenue growth this quarter resulted from increased pressure product sales in Asia and the Middle East driven by our continued focused sales efforts in those regions.

Gross Profit. The following summarizes revenue, cost of goods sold, and gross profit:

	Six months ended
	January 1,		December 31,
	2011	% of Total	2011	% of Total
	(dollars in thousands)
Revenue	$53,255	100.0%	$66,809	100.0%
Cost of goods sold	36,388	68.3%	45,625	68.3%

Gross profit	$16,867	31.7%	$21,184	31.7%

For the six months ended December 31, 2011, our gross profit increased $4.32 million, or 25.6%, compared to the comparable period from the prior year, on higher revenue. Our gross profit, as a percentage of revenue, remained at 31.7% for both the six months ended December 31, 2011 and in the comparable period from the prior year.

Operating Expenses. The following summarizes operating expenses:

	Six months ended
	January 1,		December 31,
	2011	% of Total	2011	% of Total
	(dollars in thousands)
Sales and marketing	$5,522	10.4%	$6,477	9.7%
Engineering and project management	3,842	7.2%	4,456	6.7%
General and administrative	7,796	14.6%	10,420	15.6%

Total	$17,160	32.2%	$21,353	32.0%

For the six months ended December 31, 2011, our operating expenses increased by $4.19 million compared to the comparable prior year period and include an expense of $2.10 million related to the accelerated vesting of approximately 146,000 shares of previously unvested restricted stock awards. As a percentage of revenue, these expenses decreased to 32.0% for the six months ended December 31, 2011 from 32.2% in the six months ended January 1, 2011.

Our sales and marketing expenses increased $955,000 in the six months ended December 31, 2011 compared to the prior year due to the acceleration of previously unvested restricted stock awards and variable employee costs linked to revenue growth. Our engineering and project management expense increased $614,000 in the six months ended December 31, 2011 compared to the comparable prior year period due largely to the addition of international engineering and project management resources. Our general and administrative expenses increased $2.62 million in the six months ended December 31, 2011 compared to the comparable prior year period. The increase in general and administrative expense during the current six month period was the result of the accelerated vesting of previously unvested restricted stock awards, increased costs of maintaining foreign offices, and additional costs associated with the acquisition of Burgess Manning GmbH.

Other Income and Expense. The following summarizes other income and expense:

	Six months ended
	January 1, 2011	% of Revenue	December 31, 2011	% of Revenue
	(dollars in thousands)
Interest income	$19	—%	$16	—%
Interest expense	(1,510)	(2.8)%	(870)	(1.3)%
Foreign exchange gain (loss)	176	0.3%	(668)	(1.0)%
Change in fair value of derivative liability	1,870	3.5%	—	—%
Other income, net	—	—%	24	0.1%

Total other income (expense)	$555	1.0%	$(1,498)	(2.2)%

For the six months ended December 31, 2011, other expense increased by $2.05 million from income of $555,000 for the six months ended January 1, 2011 to expense of $1.50 million for the six months ended December 31, 2011. The increase in other expense is primarily attributable to $1.87 million change in the fair value of our derivative liability associated with the conversion and redemption features of our preferred stock during the six months ended January 1, 2011. Interest expense during the six months ended December 31, 2011 decreased by $640,000 compared to the comparable six months in the prior year on lower average debt balances outstanding. The six months ended December 31, 2011, reported a loss on foreign currency translation of $668,000 compared to a gain of $176,000 for the six months ended January 1, 2011, both of which were driven largely by changes in the exchange rates of the Canadian Dollar and the euro relative to the U.S. Dollar.

Income Taxes. Our effective income tax rate was 32.3% for the six months ended December 31, 2011. Our effective income tax rate for the six months ended January 1, 2011 was significantly higher than the statutory rates as the $1.87 million gain recorded to reflect the change in fair value of our derivative liability is not a taxable item for income tax purposes.

Net Earnings (Loss): Our net earnings decreased by $2.00 million from $876,000 in the six months ended January 1, 2011, to a net loss of ($1.13 million) in the six months ended December 31, 2011. The primary reason for the decrease in net earnings was $2.10 million of stock based compensation that was recorded in October 2011 upon the accelerated vesting of all the previously unvested stock awards granted under our 2007 Stock Incentive Plan. Additionally, the six month period ended January 1, 2011 contained $1.87 million of gain related to the change in fair value of the derivative liability. Basic and diluted loss per share attributable to our common stockholders decreased to ($0.06) per share for the six months ended December 31, 2011, from earnings of $0.01 per share for the six months ended January 1, 2011.

Results of Operations—Segments

Process Products

Our Process Products segment represented 85% and 78% of our revenue for the six months ended December 31, 2011 and January 1, 2011, respectively.

Process Products revenue and operating income for the quarters ended December 31, 2011 and January 1, 2011 are presented below:

	Six months ended
	January 1, 2011	December 31, 2011
	(dollars in thousands)
Revenue	$41,358	$56,900
Operating income	6,079	8,879
Operating income as % of revenue	14.7%	15.6%

Process Products revenue increased by $15.54 million or 37.6%, in the six months ended December 31, 2011 when compared to the six months ended January 1, 2011. The acquisition of Burgess Manning GmbH contributed approximately $2.90 million of revenue in the six months ended December 31, 2011. Additional revenue growth this quarter resulted from increased pressure product sales in Asia and the Middle East driven by our continued focused sales efforts in those regions.

Process Products operating income in the six months ended December 31, 2011 increased by $2.80 million compared to the six months ended January 1, 2011. As a percentage of Process Products revenue, operating income was 15.6% in the six months ended December 31, 2011 compared to 14.7% in the six months ended January 1, 2011. The increase in operating income as a percentage of sales is due in part to lower than previously estimated costs on certain international projects.

Environmental Systems

Our Environmental Systems segment represented 15% and 22% of our revenue for the six months ended December 31, 2011 and January 1, 2011, respectively.

Environmental Systems revenue and operating income for the quarters ended December 31, 2011 and January 1, 2011 are presented below:

	Six months ended
	January 1, 2011	December 31, 2011
	(dollars in thousands)
Revenue	$11,897	$9,909
Operating income	1,424	1,372
Operating income as % of revenue	12.0%	13.8%

Revenue from Environmental Systems decreased $1.99 million, or 16.7% in the six months ended December 31, 2011, when compared to the six months ended January 1, 2011. The decrease in Environmental Systems revenue for the six months ended December 31, 2011 reflects the lower level of new environmental projects awarded in fiscal 2011. Revenue from recent environmental project bookings will be more weighted to fiscal 2013 given the length of the projects and the estimated delivery schedules.

Environmental Systems operating income in the six months ended December 31, 2011 was relatively flat compared to the six months ended, January 1, 2011. As a percentage of revenue, operating income increased to 13.8% during the six months ended December 31, 2011 from 12.0% for the same period in the prior year primarily as a result of contract-related costs included in the prior year operating income that were not duplicated in the current period.

General and Administrative Expenses

General and administrative expenses include those related to the corporate office, as well as those of international subsidiaries. General and administrative expenses increased $2.62 million or 33.7% in the six months ended December 31, 2011 in comparison to the prior year as a result of the accelerated vesting of restricted stock awards and the increased cost of maintaining foreign offices, higher employee-related costs and higher professional fees.

Fiscal Year 2011 Compared to Fiscal Year 2010 and Fiscal Year 2010 Compared to Fiscal Year 2009

The following summarizes our consolidated statements of operations as a percentage of net revenue:

	Fiscal 2009	Fiscal 2010	Fiscal 2011
Net revenue	100.0%	100.0%	100.0%
Cost of goods sold	69.2	63.7	68.5

Gross profit	30.8	36.3	31.5
Operating expenses	24.8	29.2	33.4

Operating income (loss)	6.0	7.1	(1.9)
Other income (expense)	(3.7)	(9.7)	4.1

Earnings (loss) before income taxes	2.3	(2.6)	2.2
Income tax benefit (expense)	(0.5)	(1.0)	2.5

Net earnings (loss)	1.8%	(3.6)%	4.7%

Less net earnings attributable to noncontrolling interest	—	—	0.1

Net earnings (loss) attributable to PMFG, Inc.	1.8	(3.6)	4.6
Dividends on preferred stock	—	(0.9)	(0.6)

Earnings (loss) attributable to PMFG, Inc. common stockholders	1.8%	(4.5)%	4.0%

Revenue. The following summarizes consolidated revenue:

	Fiscal 2009	% of Total	Fiscal 2010	% of Total	Fiscal 2011	% of Total
	(dollars in thousands)
Domestic	$104,613	66.2%	$75,814	64.9%	$75,223	61.8%
International	53,393	33.8%	40,961	35.1%	46,571	38.2%

Total revenue	$158,006	100.0%	$116,775	100.0%	$121,794	100.0%

For fiscal 2011, total revenue increased $5.02 million or 4.3%, compared to fiscal 2010. Domestic revenue was essentially flat in comparison to prior year as increased sales of Environmental Systems offset decreased sales of Process Products. The decrease in Process Products is largely attributed to the overlap of several marine projects completed in fiscal 2010. Marine-related projects are highly dependent on the timing of construction and refurbishing of the United States naval fleet and therefore will vary significantly from period to period.

International revenue increased $5.61 million or 13.7%, in fiscal 2011 when compared to fiscal 2010. The increase in international revenue was the result of a combination of growth in the Asian and South American markets. This growth is resulting from both an increase in demand and our strategic decision to increase our sales focus on the international markets.

For fiscal 2010, total revenue decreased $41.23 million or 26.1%, compared to fiscal 2009. Domestic revenue decreased $28.80 million or 27.5% in fiscal 2010 when compared to fiscal 2009. International revenue decreased $12.43 million or 23.3%, in fiscal 2010 when compared to fiscal 2009. The decrease in revenue was primarily the result of the impact of a weak global business environment.

Gross Profit. The following summarizes revenue, cost of goods sold and gross profit:

	Fiscal 2009	% of Revenue	Fiscal 2010	% of Revenue	Fiscal 2011	% of Revenue
	(dollars in thousands)
Revenue	$158,006	100.0%	$116,775	100.0%	$121,794	100.0%
Cost of goods sold	109,403	69.2%	74,340	63.7%	83,387	68.5%

Gross profit	$48,603	30.8%	$42,435	36.3%	$38,407	31.5%

For fiscal 2011, our gross profit decreased $4.03 million, or 9.5%, compared to fiscal 2010. The gross profit, as a percentage of revenue, was 31.5% in fiscal 2011 compared to 36.3% in fiscal 2010. The decrease in gross profit as a percentage of revenue primarily related to increased pricing pressure on our domestic sales, as well as changes in our product mix within our reporting segments. As noted above, revenue from the sale of marine products, which typically sell at higher margins, declined in fiscal 2011 compared to the prior year.

For fiscal 2010, our gross profit decreased $6.17 million, or 12.7%, compared to fiscal 2009. The decrease in fiscal 2010 gross profit was due to declining gross revenue resulting from the weakened global economic environment as well as an increase in costs of goods sold due to significant warranty claims. Our gross profit, as a percentage of revenue, was 36.3% in fiscal 2010 compared to 30.8% in fiscal 2009. Expense of $6.10 million in fiscal 2009 relating to the amortization of Nitram’s backlog and fair value adjustment of Nitram inventory negatively impacted the 2009 gross profit as a percentage of revenue. Additionally, during 2010, we experienced an increase in demand for our nuclear and marine products, which typically sell at higher margins.

In fiscal 2010, we had significant warranty claims associated with two sales orders. Based on our extensive historical performance, we believe these types of occurrences to be infrequent in nature and have no expectation of a similar recurrence in future periods.

Operating Expenses. The following summarizes operating expenses:

	Fiscal 2009	% of Revenue	Fiscal 2010	% of Revenue	Fiscal 2011	% of Revenue
	(dollars in thousands)
Sales and marketing	$15,915	10.1%	$11,230	9.6%	$11,864	9.7%
Engineering and project management	8,109	5.1%	7,907	6.8%	8,504	7.0%
General and administrative	15,152	9.6%	14,950	12.8%	16,715	13.7%
Loss on impairment of intangibles	—	0.0%	—	0.0%	3,551	2.9%

Total operating expenses	$39,176	24.8%	$34,087	29.2%	$40,634	33.4%

For fiscal 2011, our operating expenses increased $6.55 million or 19.2% over fiscal 2010. As a percentage of revenue, these expenses were 33.4% in fiscal 2011 and 29.2% in fiscal 2010. Our sales and marketing expenses increased $634,000 in fiscal 2011 compared to fiscal 2010 primarily due to increased commission and other selling related expenses associated with higher revenue in fiscal 2011. Our engineering and project management expenses increased $597,000 in fiscal 2011 compared to fiscal 2010 primarily due to an increase in employee wages and benefits. General and administrative expenses increased $1.77 million in fiscal 2011 compared to fiscal 2010, primarily due to increased professional fees related to tax and information technology initiatives, legal fees, and costs related to the replacement of an executive officer. Fiscal 2011 operating expenses also included a $3.55 million impairment loss on intangibles related to design guidelines.

For fiscal 2010, our operating expenses decreased $5.09 million or 13.0% over fiscal 2009. As a percentage of revenue, these expenses were 29.2% in fiscal 2010 and 24.8% in fiscal 2009. Our sales and marketing expenses decreased $4.69 million in fiscal 2010 compared to fiscal 2009 primarily due to the reduction in commissions and other sales related expenses associated with reduced revenue. Our engineering and project management expense decreased $202,000 in fiscal 2010 compared to fiscal 2009 due to fewer support activities required because of the decrease in revenue in fiscal 2010. Our general and administrative expenses decreased $202,000 in fiscal 2010 compared to fiscal 2009. The decrease in general and administrative expense in fiscal 2010 was primarily due to classification of $498,000 of interest charges related to outstanding letters of credit in interest expense during fiscal 2010. In fiscal 2009, similar charges were classified as bank fees and included in general and administrative expense.

Other Income and Expense. The following summarizes other income and expenses:

	Fiscal 2009	Fiscal 2010	Fiscal 2011
	(dollars in thousands)
Interest income	$123	$28	$35
Interest expense	(6,132)	(3,368)	(2,337)
Loss on extinguishment of debt	—	(1,303)	—
Foreign exchange gain (loss)	(354)	463	606
Change in fair value of derivative liability	—	(6,681)	6,681
Other income (expense), net	539	(454)	20

Total other income (expense), net	$(5,824)	$(11,315)	$5,005

For fiscal 2011, total other income and expense, net changed by $16.32 million or 144.2% from $11.32 million of expense to $5.00 million of income. In fiscal 2010, we recorded a charge of $6.68 million related to the change in the fair value of the derivative liability associated with the convertible preferred stock sold in September 2009. That charge reversed in fiscal 2011 as the result of the conversion of the preferred stock. In fiscal 2011, the convertible preferred shares were converted to common stock at a conversion price of $8.00 per share. Interest expense decreased $1.03 million or 30.6% to $2.34 million in fiscal 2011 on a lower average balance outstanding compared to the prior year.

For fiscal 2010, total expense increased $5.49 million or 94.3% from $5.82 million to $11.32 million. The increase was primarily due to a recorded charge of $6.68 million to reflect changes in the fair value of our derivative liability and the write off of $1.30 million of deferred finance charges associated with the subordinated term debt that was extinguished in September 2009. The increase in other expense is partially offset by a reduction in interest expense of $2.76 million achieved by extinguishing $20.00 million of subordinated term debt and reducing our senior term debt by $15.78 million during the year. Other income in fiscal 2009 is related to our proportional share of income from its equity method investee in Japan of $435,000.

Income Taxes: Fiscal 2011 resulted in income tax benefit of $3.08 million compared to income tax expense of $1.22 million and $707,000 in fiscal 2010 and 2009, respectively. The effective tax rates vary from statutory rates because of the impact by the fair value adjustment of the derivative liability in fiscal 2011 and 2010, which is not a deductible item for tax purposes. Additionally, fiscal 2011 effective tax rates vary from statutory rates because of an amended previous tax filing to reflect deductions for research and development expenditures. The effective rate in fiscal 2009 was impacted by increased profits of our foreign subsidiaries which have a lower tax rate than the United States and increased domestic production credits. For further information related to income taxes, see Note S to our consolidated financial statements included in Item 8 of this Form 10-K.

Net Earnings (Loss): Our net earnings increased from a net loss of $(4.18 million), or (3.6)% of revenue for fiscal 2010, to earnings of $5.86 million, or 4.7% of revenue, for fiscal 2011. Basic earnings per share attributable to our common shareholders increased from a net loss of $(0.38) per share for fiscal 2010, to net earnings of $0.29 per share for fiscal 2011. Diluted earnings per share attributable to our common shareholders increased from a net loss of $(0.38) per share for fiscal 2010, to net earnings of $0.28 per share for fiscal 2011.

Our net loss for fiscal 2010 was $(4.18 million), or (3.6)% of revenue, which was a decrease by $7.08 million compared to net earnings of $2.90 million, or 1.8% of revenue, for fiscal 2009. Basic and diluted earnings per share attributable to our common shareholders decreased from net earnings of $0.22 per share for fiscal 2009, to a net loss of $(0.38) per share for fiscal 2010.

Results of Operations—Segments

Process Products

Process Products represented 73%, 77% and 78% of our revenue in fiscal years 2011, 2010 and 2009, respectively.

Process Products revenue and operating income for the prior three fiscal years are presented below:

	Fiscal 2009	Fiscal 2010	Fiscal 2011
	(dollars in thousands)
Revenue	$123,261	$90,083	$88,876
Operating income	17,701	16,328	11,825
Operating income as % of revenue	14.4%	18.1%	13.3%

Revenue from Process Products segment was essentially flat in fiscal 2011 compared to the prior year as increased revenue from separation and filtration equipment offset decreases in marine and heat exchanger projects. Process Products revenue decreased by $33.18 million, or 26.9%, in fiscal 2010 compared to fiscal 2009, primarily attributable to the weak global economy.

Process Products operating income decreased by $4.50 million or 27.6% in fiscal 2011 compared to fiscal 2010. Process Products operating income in fiscal 2010 decreased by $1.37 million compared to fiscal 2009. The decreased operating income was primarily due to decreased revenue. As a percentage of Process Products revenue, operating income was 13.3%, 18.1% and 14.4% in fiscal 2011, 2010 and 2009, respectively. The decrease in operating income as a percentage of revenue during 2011 is primarily attributable to external pricing pressures of the global market and a shift in our product mix from premium separators to lower margin standard models. The increase in operating income as a percentage of revenue during fiscal 2010, compared to fiscal 2009, is primarily attributable to $6.10 million of amortization expense recorded in fiscal 2009, which did not recur in fiscal 2010, offset by an increase of $1.93 million related to warranty charges in 2010. The amortization was associated with the backlog and fair value adjustment to inventory from the Nitram acquisition.

Environmental Systems

Environmental Systems represented 27%, 23% and 22% of our revenue in fiscal years 2011, 2010 and 2009, respectively.

Environmental Systems revenue and operating income for the prior three fiscal years are presented below:

	Fiscal 2009	Fiscal 2010	Fiscal 2011
	(dollars in thousands)
Revenue	$34,745	$26,692	$32,918
Operating income	6,878	6,970	6,214
Operating income as % of revenue	19.8%	26.1%	18.9%

Environmental Systems revenue increased by $6.23 million, or 23.3% during fiscal 2011 compared to fiscal 2010. The increase is primarily due to the completion of several non-power related projects in fiscal 2011. Environmental Systems revenue decreased by $8.05 million, or 23.2%, in fiscal 2010 compared to fiscal 2009. The decrease is primarily due to several large projects which had revenue recognized during fiscal 2009 and was not replicated in fiscal 2010.

Environmental Systems operating income decreased $756,000 in fiscal 2011 compared to fiscal 2010. As a percentage of revenue, operating income decreased in 2011 compared to 2010, from 26.1% to 18.9%. The decrease in Environmental Systems operating income and operating income as a percentage of revenue is primarily due to increased external pricing pressures during fiscal 2011 combined with an increase in contract-related charges.

Environmental Systems operating income increased $92,000 in fiscal 2010 compared to fiscal 2009. As a percentage of revenue, operating income increased in 2010 from 19.8% to 26.1%. The increase in Environmental Systems operating income and operating income as a percentage of revenue is primarily attributable to $1.66 million less selling and engineering expenses during fiscal 2010 compared to fiscal 2009. The reduction of selling and engineering expenses was the result of management’s cost reduction efforts as a response to the global economic crisis and lower sales volumes.

Corporate Level Expenses

Corporate level expenses excluded from our segment operating results were $20.27 million, $14.95 million and $15.15 million, for fiscal years 2011, 2010 and 2009, respectively.

For fiscal 2011, our corporate level expenses increased $5.32 million, or 35.6%, compared to fiscal 2010. The increase in corporate level expenses in fiscal 2011 was primarily due to the $3.55 million impairment of intangible assets, increased professional fees related to tax and information technology initiatives, legal fees, and costs related to the replacement of an executive officer. For fiscal 2010, our corporate level expenses decreased $202,000, or 1.3%, compared to fiscal 2009. The decrease in corporate level expenses in fiscal 2010 was primarily due to classification of $498,000 of interest charges related to outstanding letters of credit in interest expense during fiscal 2010. In fiscal 2009, similar charges were classified as bank fees and included in general and administrative expense.

Preferred Stock Conversions

During fiscal year ended July 2, 2011, all holders of Preferred Stock converted 21,140 shares of Preferred Stock into 2,642,500 shares of our common stock.

Liquidity and Capital Resources

Our cash and cash equivalents were $19.57 million as of December 31, 2011 compared to $19.54 million at July 2, 2011, of which $7.07 million was restricted as collateral for stand-by letters of credit and bank guarantees, compared to $6.63 million at July 2, 2011. During the six months ended December 31, 2011, cash provided by operating activities was $7.33 million compared to cash provided by operating activities of $7.43 million for the six months ended January 1, 2011. Cash provided by operating activities included our net loss of $1.13 million during the six months ended December 31, 2011 and primarily related to a decrease in accounts receivable partially offset by an increase in cost and earnings in excess of billings.

Our cash and cash equivalents were $19.54 million as of July 2, 2011, of which $6.63 million was restricted as collateral for stand-by letters of credit and bank guarantees, compared to $30.14 million at June 30, 2010, of which $5.87 million was restricted. Net cash provided by operating activities during fiscal 2011 was $1.33 million, compared to $8.50 million and $16.11 million during fiscal 2010 and fiscal 2009, respectively.

Because we are engaged in the business of manufacturing systems, our progress billing practices are event-oriented rather than date-oriented and vary from contract to contract. We typically bill our customers upon the occurrence of project milestones. Billings to customers affect the balance of billings in excess of costs and earnings on uncompleted contracts or the balance of costs and earnings in excess of billings on uncompleted contracts, as well as the balance of accounts receivable. Consequently, we focus on the net amount of these accounts, along with accounts payable, to determine our management of working capital. At December 31, 2011, the balance of these working capital accounts was $23.59 million compared to $25.38 million at July 2, 2011, reflecting a decrease of our investment in these working capital items of $1.79 million. At July 2, 2011, the balance of these working capital accounts was $25.38 million compared to $25.27 million at June 30, 2010, reflecting an increase of our investment in these working capital items of $118,000. Generally, a contract will either allow for amounts to be billed upon shipment or on a progress basis based on the attainment of certain milestones.

In fiscal year 2011, in addition to our change in working capital, our cash flow provided by operations was comprised primarily of our net earnings of $5.86 million adjusted by $6.68 million for the change in fair value of the derivative liability, the impairment loss of $3.55 million for intangibles, and other expense items which did not generate a use of current year cash. Increases in accounts receivable, cost and earnings in excess of billings, and accounts payable, offset by decreases in product warranties and income taxes, and changes to other balance sheet items, used an additional $7.04 million.

Net cash used in investing activities was $5.67 million for the six months ended December 31, 2011, compared to cash used in investing activities of $3.74 million for the six months ended January 1, 2011. Cash used in investing activities during the six months ended December 31, 2011 primarily related to the acquisition of Burgess Manning GmbH and purchases of property and equipment. Cash used in investing activities during the six months ended January 1, 2011 primarily related to purchases of property and equipment and the investment in the CEFCO manufacturing license agreement.

Net cash used in investing activities was $6.31 million for fiscal 2011, compared to net cash used in investing activities of $1.19 million and $4.97 million for fiscal 2010 and 2009, respectively. The use of cash during fiscal 2011 related primarily to the purchase of equipment and the investment in the CEFCO manufacturing license agreement. The net cash used in fiscal 2010 related primarily to the acquisition of Mitech, Inc. and an increase in restricted cash, partially offset by the proceeds from the liquidation of our equity method investment. The net cash used in 2009 related primarily to purchasing property and equipment, an increase in restricted cash, and additional costs associated with the acquisition of Nitram.

Net cash used in financing activities during the six months ended December 31, 2011 was $1.33 million compared to cash used in financing activities of $6.79 million during the six months ended January 1, 2011. The cash used in financing activities for the six months ended December 31, 2011 related to principal payment on long-term debt. The cash used in financing activities for the six months ended January 1, 2011 consisted primarily of payment of long-term debt and dividends on preferred stock, partially offset by the proceeds from the sale of common stock and excess tax benefits from stock options exercised.

Net cash used in financing activities was $7.36 million for fiscal 2011, compared to net cash used of $1.15 million for fiscal 2010 and net cash used of $4.00 million for fiscal 2009. Financing activities in 2011 consisted primarily of payment of long-term debt of $7.65 million and dividends of $722,000 on preferred stock offset by proceeds from the sale of common stock and excess tax benefits from stock options exercised. Financing activities in 2010 consisted primarily of proceeds of $35.16 million from the issuance of common stock, preferred stock and warrants, and $35.78 million used in the payment of long-term debt. Cash used in financing activities in 2009 was for the payment of long-term debt.

As a result of the above factors, our cash and cash equivalents during the six months ended December 31, 2011 decreased by $400,000 compared to a decrease of $2.51 million during the six months ended January 1, 2011 and our cash and cash equivalents during fiscal 2011 decreased $11.37 million compared to an increase of $6.53 million during fiscal 2010 and an increase of $6.29 million in fiscal 2009.

Under our Senior Secured Credit Agreement, we do not have significant capacity to issue additional letters of credit. Letters of credit are generally required for international projects. As a result, our sales efforts are to some degree constrained by our lack of borrowing capacity under our Senior Secured Credit Agreement. If this offering is completed, we will use the proceeds to repay all current borrowings and will seek to amend or replace this facility to provide us with greater financial flexibility, permitting us to bid on more and larger projects.

We anticipate that our cash and cash equivalents on hand, our borrowing availability under our current revolving credit facility and debenture agreement, our short term investments, if any, and our future cash flow from operations will provide sufficient cash to enable us to meet our future operating needs, debt service requirements and capital expenditures for the foreseeable future.

Credit Facility

Our Senior Secured Credit Agreement is comprised of a term loan under which $10.6 million is currently outstanding and a revolving credit facility under which no indebtedness is currently outstanding. We intend to use the net proceeds of this offering to repay the outstanding balance of the term loan portion of our Senior Secured Credit Agreement, among other things, as provided in more detail above in the section entitled “Use of Proceeds.” We also intend to negotiate and obtain a new senior agreement in the future to replace our Senior Secured Credit Agreement. The senior term loan matures on January 1, 2016. Interest on the senior term loan, as amended, is payable quarterly at a floating rate per annum equal to either (a) for prime rate loans, a margin of between 225 and 375 basis points based on our CTL ratio plus the higher of (1) the administrative agent’s prime rate, or (2) the federal funds effective rate (as determined in accordance with the Senior Secured Credit Agreement) plus a margin of 100 basis points, or (b) for LIBOR rate loans, the adjusted LIBOR rate (as determined in accordance with the Senior Secured Credit Agreement) plus a margin of between 325 and 475 basis points based on our CTL ratio. The Senior Secured Credit Agreement requires quarterly principal payments on the senior term loan of $650,000 commencing April 3, 2011, with the balance of the senior term loan due at maturity. The Senior Secured Credit Agreement also requires additional principal payments of the senior term loan based upon our cash flow that began in the 2009 fiscal year, the net proceeds of certain asset sales and dispositions and the issuance by the company of additional equity securities or subordinated debt.

The revolving credit facility, as amended, matures on April 30, 2013. Interest under the revolving credit facility, as amended, is payable quarterly at a floating rate per annum equal to either (a) for prime rate loans, a margin of between 225 and 375 basis points based on our CTL ratio plus the higher of (1) the administrative agent’s prime rate, or (2) the federal funds effective rate (as determined in accordance with the Senior Secured Credit Agreement) plus a margin of 100 basis points, or (b) for LIBOR rate loans, the adjusted LIBOR rate (as determined in accordance with the Senior Secured Credit Agreement) plus a margin of between 300 and 475 basis points based on our CTL ratio. Under this revolving credit facility, we have a maximum borrowing availability equal to the lesser of (a) $20.00 million or (b) 75% of eligible accounts receivable plus 45% of eligible inventory (not to exceed 50% of the borrowing base). We currently pay an annual fee on this revolving credit facility of $50,000.

The senior term loan and any borrowings under the revolving credit facility are secured by a first lien on substantially all assets of our company and contain financial and other covenants, including restrictions on additional debt, dividends, capital expenditures and acquisitions and dispositions, as well as other customary covenants.

As of December 31, 2011, we were in compliance with the covenants under our Senior Secured Credit Agreement. Our ability to comply with these performance measures and conditions may be affected by events beyond our control. A breach of any of the covenants (including financial covenant ratios) contained in our Senior Secured Credit Agreement could result in a default. Any defaults under our Senior Secured Credit Agreement could prohibit us from paying any dividends and have other adverse effects. At October 1, 2011 and on other past occasions, we were not in compliance with the consolidated total leverage (“CTL”) ratio or the consolidated fixed charge coverage (“FCC”) ratio covenant requirements of the Senior Secured Credit Agreement. On November 9, 2011, the company entered into the ninth amendment to the our Senior Secured Credit Agreement. The ninth amendment waived the CTL and FCC ratio defaults by the company with its current financial covenants as of October 1, 2011 and modifies the computation of available borrowing base. The ninth amendment also amends the Senior Secured Credit Agreement to require that 100% of any net cash proceeds received as a result of any equity issuances be applied towards the prepayment of the senior term loan and it amends the banking fees to be paid by the company when the company’s CTL ratio is more than 2.5 to 1.0. The company was also required to enter into amendments to the Senior Secured Credit Agreement on September 12, 2011 and May 6, 2011 to amend the financial covenants under the Senior Secured Credit Agreement to avoid triggering default under the Senior Secured Credit Agreement.

BUSINESS

Our Company

We are a leading provider of custom-engineered systems and products designed to help ensure that the delivery of energy is safe, efficient and clean. We primarily serve the markets for natural gas infrastructure, power generation and refining and petrochemical processing. We offer a broad range of separation and filtration products, SCR, turbine emission exhaust and silencing systems and other complementary products, including specialty heat exchangers, pulsation dampeners and silencers. Our separation and filtration products remove contaminants from gases and liquids, resulting in improved efficiency, reduced maintenance and extended life of energy infrastructure. Our selective catalytic reduction systems convert nitrogen oxide, or NOX, into nitrogen and water, reducing air pollution and helping our power and industrial customers comply with environmental regulations. Our primary customers include equipment manufacturers, engineering contractors and owner-operators of energy infrastructure.

We have two reporting segments: Process Products and Environmental Systems. The Process Products segment includes separation and filtration, silencing and heat exchanger products and complementary products and services. The primary product of our Environmental Systems segment is SCR systems. We have provided more than 800 SCR systems, primarily for electric power generation facilities, and we believe we are one of the largest suppliers of these systems. The Process Products and Environmental segments accounted for 85% and 15% of total revenue, respectively, for the six months ended December 31, 2011 and 73% and 27% of total revenue, respectively, for fiscal year 2011.

We have been in business for over 75 years and believe we succeed in winning customer orders because of the relationships we have developed over our years of service, the long history of performance and reliability of our systems and products, our ability to deliver products on time and our advanced technical engineering capabilities on complex projects. We work closely with our customers to design, custom-engineer and fabricate our systems and products to meet their specific needs. Our customers include some of the largest natural gas producers, transmission and distribution companies, refiners, power generators, boiler manufacturers, compressor manufacturers and engineering and construction companies in the world. Reliable product performance, timely delivery, customer satisfaction and advanced engineering are critical in maintaining our competitive position.

Our Industry

We primarily serve the natural gas infrastructure, power generation and refining and petrochemical processing markets. According to the EIA, worldwide marketed energy consumption is expected to increase by nearly 50% from 2009 to 2035, with the most rapid growth expected in emerging economies outside of the OECD, led by China and India. Over the long term, increases in worldwide energy consumption drive demand for the energy infrastructure products we provide. In the short term, a variety of factors affect demand for energy infrastructure, including general economic conditions, current and anticipated environmental regulations and the level of capital spending by companies engaged in energy production, processing, transportation, storage and distribution.

Natural gas infrastructure

The natural gas industry consists of the production, processing, transportation, storage and distribution of natural gas. Natural gas is primarily used for electricity generation, residential and commercial heating and industrial uses. According to the International Energy Agency and the EIA, respectively, natural gas is expected to become the fastest growing fuel source in the world and the fastest growing fossil fuel for electrical power generation in the United States. According to the International Energy Agency’s World Energy Outlook 2011, from 2010 to 2035 demand for natural gas will expand in all global regions. China, India and other non-OECD nations are expected to account for 80% of this increased demand. The EIA estimates that worldwide natural gas consumption will increase 50% from 2009 and 2035, with consumption in non-OECD countries growing approximately three times as fast as consumption in OECD countries. Natural gas delivery is a complex process that refines raw natural gas for industrial, commercial or residential uses. Initially, raw natural gas is extracted from the earth and cleansed of contaminants such as dirt and water at the well site. The natural gas is then transported through a gathering facility to a processing facility, where it is processed to meet quality standards set by pipeline and distribution companies, such as specified levels of solids, liquids and other gases. After processing, the natural gas is transmitted for storage or through an extensive network of pipelines to consumers.

The natural gas infrastructure network in the United States can transport natural gas to nearly any location in the contiguous 48 states. This network, which consists of more than 300,000 miles of interstate and intrastate pipelines, more than 530 natural gas processing plants, approximately 400 storage facilities and 10 LNG import facilities delivered more than 24 trillion cubic feet of natural gas in 2010 to over 500 gas-fired power plants and over 1,200 local distribution companies that support over 71 million industrial, residential and commercial customers. This infrastructure continually undergoes maintenance and expansion upgrades to meet demand and new government regulations. Internationally, natural gas infrastructure in the high-growth, non-OECD nations is receiving significant investment, as production, transmission and processing capacity is below demand expectations for these nations. Our separation and filtration and silencing products are used throughout the natural gas infrastructure network.

Power generation

Power generation encompasses a broad range of activities related to the production of electricity. The primary types of fuel used to generate electricity are coal, natural gas and nuclear. In 2010, coal accounted for 45% of United States power generation, followed by natural gas (24%) and nuclear (20%). In the United States, concerns about potential environmental regulations enhance the attractiveness of natural gas-fired power plants compared to coal-fired power plants, which generally have higher pollutant emission rates than natural gas-powered plants. Natural gas-fired power plants have lower initial capital needs and they are more flexible in terms of operating times than coal plants. To meet the expected surge in energy demand, many countries, including France, Spain and the United States, are relicensing existing nuclear facilities while developing countries such as China, India and South Africa are building additional nuclear facilities. Our products currently support both natural gas and nuclear power generation markets, providing separation and/or filtration equipment, silencing equipment and SCR pollution reduction systems to natural gas power generation stations as well as separation equipment to nuclear power generation stations.

Refining and petrochemical processing

Refining and petrochemical processing involves the refining and processing of fuels and chemicals for use in a variety of applications, such as gasoline, fertilizers and plastics. In response to increasing international demand for petrochemicals and refined products, companies are constructing new refineries and petrochemical processing facilities as well as expanding existing facilities, creating opportunities for both our Process Products and our Environmental Systems. In many cases, these new and expanded facilities must comply with stricter environmental regulations, which influence both choice of fuel and demand for systems to control exhaust emissions. These facilities use a broad range of our products and systems, including our SCR pollution reduction systems and our separation and filtration products.

Market Trends

We believe a number of trends in the natural gas infrastructure, power generation and refining and petrochemical processing markets create significant opportunities for us. These trends include:

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Increasing Worldwide Dependence on Natural Gas Requires Substantial Infrastructure Investment. According to the EIA, worldwide marketed energy consumption is expected to increase by nearly 50% from 2009 to 2035. The most rapid growth is expected in emerging economies outside the OECD, led by China and India. These less-developed economies, which are driving worldwide energy demand growth, will require substantial infrastructure investment as they grow. Rapid industrialization in countries such as China and India is straining existing power generation capacity. Manufacturing growth in these locations will also require additional energy, while consumer demand is also expected to rise with increased urbanization and higher standards of living. According to the International Energy Agency’s World Energy Outlook 2011, from 2010 to 2035 demand for natural gas will expand in all global regions. China, India and other non-OECD nations are expected to account for 80% of this increased demand. Global natural gas supply infrastructure investment to support this demand growth is projected to be approximately $8 trillion from 2011 to 2035.

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New Production Technologies and the Increased Global Pricing of Crude Oil is Shifting the Supply and Demand Dynamics of Natural Gas and Oil. The success of new production technologies like hydraulic fracturing and horizontal drilling have doubled the estimated amount of natural gas resources that can be produced economically around the world, from 400 trillion cubic meters (“tcm”) from conventional resources to over 800 tcm from all conventional and unconventional resources like shale gas. These abundant supplies that can now be developed and produced at a relatively low cost have significantly increased the attractiveness of natural gas as a fuel choice worldwide. Domestically, increased natural gas reserves provide a path for increased United States energy independence from foreign oil as well as a cleaner, competitively priced and reliable alternative to coal as a source of electricity. Internationally, the same opportunity exists given the wide dispersion of natural gas resources around the world as well as the substantial growth of LNG transport further globalizing the market for natural gas.

High oil prices globally also have made the production of crude oil from unconventional sources, like oil sands deposits, more economical. The two primary methods of crude oil production are surface mining and extraction techniques such as steam-assisted gravity drainage (“SAGD”) to access the oil from oil sands. The world’s largest oil sands deposits are located in Canada and Venezuela, with combined deposits approximately equal to the world’s total reserves of conventional crude oil. Only 20% of all oil sand resources are recoverable through surface mining, while the remaining 80% are recoverable through enhanced drilling methods, including SAGD. In order to produce the large quantities of steam needed for the SAGD process, specialized equipment is required, including our separation and filtration products.

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Increasingly Stringent Emissions Standards Spur Demand for Our Products. The EPA and other government regulators are adopting stricter environmental requirements, including the recent adoption of the Mercury and Air Toxics Standards in December 2011. Regulators have identified the harmful byproducts of burning coal in power generation facilities as a primary target of new rules. These include NOX and SO2 (sulfur dioxide) emissions, mercury and other hazardous pollutants which are byproducts of natural gas and coal-fired power plants and have the potential to cause serious respiratory conditions, harm vegetation and contribute to greenhouse gas production. To address the dangers of power generation plant emissions, the EPA’s Mercury and Air Toxics Standards provide non-compliant power plants three years to meet new emissions requirements.

In July 2011, the EPA finalized CSAPR, which would permanently cap emissions of SO2 and NOX in 28 states and the District of Columbia. The U.S. Court of Appeals for the District of Columbia Circuit stayed CSAPR on December 30, 2011. If fully implemented, CSAPR is expected to reduce SO2 emissions in these states by over 70% and NOX emissions by over 60% from 2003 levels.

Power plants that do not meet new emissions standards must be retrofitted with pollution control equipment, most often with systems like those we provide, if they are to continue operating. The resulting retirement of significant amounts of coal-fired capacity, combined with growth in electricity demand may necessitate the construction of additional power plants that must also be equipped with pollution control systems like those we provide. ICF International expects that new regulations could force coal-fired power plant closures of up to 20% of the current electrical generating capacity in the United States.

Internationally, governmental agencies are also enacting new regulations to reduce emissions from power generation facilities. For example, Saudi Arabia and most OECD nations have adopted regulations to reduce or control NOX emissions. The new regulations require new facilities to incorporate improved NOX emission control capabilities into their designs and some existing facilities to be retrofitted to comply with these regulations.

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Shift to Cleaner Energy Sources. In response to demand for cleaner, more environmentally responsible power generation, power providers are building new facilities that use cleaner energy, including natural gas, nuclear technology and renewable power. In the United States, concerns about potential environmental regulations have slowed the construction of proposed coal-fired plants. However, natural gas has increasingly become a preferred fossil fuel in power generation due to its favorable environmental profile compared to traditional coal combustion. From the 1990s into the 21st century, natural gas-fired power plants have constituted the vast majority of new power generation capacity built in the United States. At present, 223 gigawatts of new generating capacity will be needed between 2010 and 2035, with natural gas-fired plants accounting for an estimated 60% of this additional capacity. Further, reliable natural gas power generation will also play an increasingly important role in providing back-up power to growing supplies of intermittent renewable power. As an alternative energy source that is one of the least carbon-intensive fuels available, nuclear power generation is also expected to grow at a faster rate. According to the International Atomic Energy Agency, global nuclear capacity is projected to grow from a base of 375 gigawatts in 2010 up to 803 gigawatts by 2030. Capacity expansion in Asia, led by China, represents the bulk of these increases. As a leading provider of products and systems used in new construction of natural gas and nuclear power generation facilities, we are well positioned to capitalize on the growing global adoption of clean energy sources in power generation.

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Advanced Age of the United States Coal-Fired Plants and Worldwide Nuclear Plants Will Require New Plants and Capital Investment to Maintain Current Output. Coal-fired power plants are generally designed with an expected useful life of 25 to 40 years and their construction and refurbishment is capital intensive. The average age of coal-fired power plants in the United States is 42 years, and more than one-quarter of the existing fleet was built in the 1950s. Similarly, the average age of the world’s operating nuclear power generation fleet is 26 years with many plants reaching the end of their original design lives. Internationally, nuclear power generation capacity is anticipated to grow on average at 2.2% per year. The majority of new nuclear capacity additions are expected to be built in non-OECD countries, however, as public skepticism has tempered widespread adoption of nuclear energy in many developed nations. Natural gas is the fuel source most likely to benefit from a switch away from coal and nuclear because of its relative abundance, environmental benefits compared to other fossil fuels and lower capital cost. Furthermore, coal and nuclear plants can take more than five years for permitting and construction, while most natural gas plants can be permitted and erected in approximately two years. Newly constructed natural gas-fired power plants in the United States, with few exceptions, will be required to use SCR systems like those we produce to comply with environmental regulations.

•

Natural Gas is Well-Positioned to Capture New Infrastructure Investments to Support Global Energy Demand. Natural gas plays a major role in most sectors of the modern economy including power generation, industrial, commercial and residential markets. Further, global uncertainties affecting the energy sector represent opportunities for natural gas. When replacing other fossil fuels for power generation, reliable natural gas generation can lead to significantly lower emissions at significantly lower capital costs. It can also help diversify energy supply and improve energy security both domestically and abroad. In order to meet an expected 50% rise in energy demand by 2035, several non-OECD countries have committed to increasing their reliance on natural gas as a cleaner energy source relative to coal. China’s current five year plan for the period 2011-2015, for example, aims to increase the share of the country’s energy mix met by natural gas from 3.8% in 2008 to 8.3% by 2015, corresponding to an expected tripling of natural gas use from 2008 to 2015.

According to the INGAA, energy demand in the United States and Canada through the year 2030 will require approximately $133 billion to $210 billion of new investment in infrastructure, including $108 billion to $163 billion to build an estimated 29,000 to 62,000 miles of additional natural gas pipelines and $16 billion to $25 billion for storage infrastructure investment. Internationally, the EIA estimates that approximately 77% of the world’s natural gas reserves are located in the Middle East, Eurasia, Central America and South America, where pipeline systems, compressor stations and LNG storage facilities are generally less developed than the systems in North America. Consequently, new pipeline systems and the related facilities will need to be constructed in these regions to transport and store natural gas. The EIA expects world liquefaction capacity for natural gas to increase from eight trillion cubic feet in 2008 to 19 trillion cubic feet in 2035. Additionally, as known reserves of traditional natural gas are depleted, development of other resources, such as deep offshore reserves, will increase, which will require more complex infrastructure. In total, worldwide gas supply infrastructure investment is projected to be approximately $8 trillion from 2011 to 2035.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and position us well to capitalize on global energy trends:

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Strong, Competitive Position in Attractive Global End Markets. We believe we are a leading global provider of custom-engineered systems and products and have established a strong, competitive position in attractive global markets by reliably providing custom-engineered, quality systems and products to our customers. We utilize our engineering know-how to offer our customers complete systems and subsystems. Complete fully engineered systems generally have higher profit margins than components and we believe allow us to develop longer-term, preferred supplier relationships with customers. We consider many of our systems and products to be innovative and technologically advanced. We continually seek to improve our existing systems and products and develop new systems and products. We believe that our history of performance has allowed us to gain substantial market share and a lead position in some of our products. For example, we have provided more than 800 SCR systems for various industry clients that include emissions reductions of facilities that generate more than 100,000 megawatts of electric power capability. We believe we have provided more SCR systems than any other supplier of these systems.

•

Strong Reputation for Quality and Reliability With a Diverse Base of Longstanding Customer Relationships. We have developed strong customer relationships by using our technical sales, engineering and manufacturing resources to deliver quality systems and products and by providing a high level of customer service. We focus our efforts on consistently and reliably meeting our customers’ needs with respect to system and product performance and timely delivery. We believe that we have established long-term preferred supplier relationships with many of our customers. Further, we serve a diverse client base with no single customer representing more than 10% of revenue in fiscal years 2010 and 2011.

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Substantial Engineering and Technical Expertise. We believe that we compete most effectively in providing solutions that require a high level of complex design and engineering expertise. We currently employ approximately 80 degreed engineers with backgrounds in chemical, mechanical, industrial, structural, process and civil engineering. We believe that our customers depend on our engineering and technical expertise and experience in designing complex systems to meet their individual needs. We regularly employ sophisticated computer and physical modeling programs, including advanced computational fluid dynamic modeling, to verify the performance criteria of designs prior to manufacturing our systems and products. We continue to invest in research and development to further broaden our capabilities. We also believe that our patented products and proprietary know-how developed over years of industry experience provides us with a competitive advantage.

•

Broad Suite of Mission Critical Technologies and Products. We offer an extensive line of systems and products that our customers rely on to meet their production goals and regulatory requirements. We believe we can advance our proprietary technologies to further broaden our portfolio of systems and products and expand our market potential. For example, we have utilized the experience and expertise gained from our SCR systems to broaden the application of our environmental control technology to address renewable and alternative fuels, such as bio fuels. We are also applying our separation technologies to a wider range of fluids such as molten sulfur, silicon wafer production and petroleum products. As we continue to broaden our line of high quality systems and products, we believe we are better able to meet our customers’ needs, enter new markets and add new customers. For example, we have obtained an exclusive United States license from CEFCO to manufacture equipment and process units incorporating CEFCO’s aerodynamic reactor technology designed to selectively capture and convert pollutants into high-grade end-products for commercial sale and remove particulate matter, SOX, NOX and CO2.

•

Established Network of Subcontractors. We employ subcontractors at various locations around the world to meet our customers’ needs in a timely manner, meet local content requirements and reduce costs. Subcontractors generally perform the majority of our manufacturing for international customers. We also utilize subcontractors in North America, primarily to add additional non-proprietary manufacturing capacity. We believe that our network of subcontractors compounds the benefit of our internal engineering resources while improving the timeliness of our delivery and achieving more competitive pricing, which improves our market position. We also believe our network of subcontractors provides us with significant scalability of resources, allowing us to maintain efficient operations and accommodate large or urgent orders, and enhances our reliability, as we can more timely and appropriately shift work in the event that any particular subcontractor is unable to meet demand at any given time.

Growth Strategy

Our objective is to enhance our position as a leading global provider of custom-engineered systems and products designed to help ensure that the delivery of energy is safe, efficient and clean. The key elements of our strategy to achieve this goal are:

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Capitalize on High-Growth International Markets. We believe we have established a strong international presence, with physical offices on three continents and sales representatives in 34 countries. International sales represented approximately 45% of our total revenue for the six months ended December 31, 2011 and 38% of our total revenue for fiscal year 2011. The current international markets for our systems and products are substantial and we believe that these markets are growing more rapidly than our domestic markets due to the significant growth in the use of natural gas, nuclear power and the demand for additional power generation in China, Latin America, the Middle East and Europe, as well as oil recovery and processing in Western Canada. We believe that we are well-positioned to capitalize on this growth. To exploit these opportunities, we are dedicating additional sales and marketing resources to our international operations. For example, through our majority-owned joint venture, Peerless Propulsys China Holdings LLC, we have established manufacturing operations in China and continue to develop our established network of subcontractors to grow our international market share and increase profitability.

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Expand and Diversify Product Offering to Better Meet Our Customers’ Needs. We believe we have opportunities to further expand and diversify our technology and product offerings in related markets both through internal technology development and strategic acquisitions to meet additional needs of our customers. For example, we have taken the expertise gained from our SCR systems and have applied it to systems for alternative fuel sources, such as bio fuels. We have also expanded the applications of our separation and filtration technology to liquids such as molten sulfur and petroleum products. We continue to pursue additional avenues for expansion and diversification, such as our license agreement with CEFCO and the reintroduction of our Skimovex product to the E&P market. By expanding our product and technology offerings, we believe that we can broaden our customer base and capture additional market share.

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Invest in Additional Manufacturing Capacity and Global Supply Chain Capabilities. We intend to expand our manufacturing capacity both in the United States and China and establish manufacturing capabilities in India. Other initiatives will include improving the efficiency of our manufacturing operations, as well as ensuring that we have developed high quality, responsive and efficient relationships with our vendors and subcontractors within and around the countries in which we operate. We believe these supply chain initiatives will help ensure that we continue to deliver high quality products within the timeframe established by our customers, while maintaining competitive pricing.

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Continue to Offer Technology Solutions that Support Increasingly Stringent Environmental Applications. We believe a significant portion of our clients’ future capital expenditures will be driven by increasingly demanding environmental requirements. We have structured our business to provide systems and products that are designed to allow our customers to comply with changing regulatory standards. We continue to improve our product and system offerings to meet the changes in these standards as well as the changes in demand for our products and systems as new standards are implemented, such as our license agreement with CEFCO to produce equipment and process units for the capture and conversion of pollutants into high-grade end-products for commercial sale.

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Pursue Selective Acquisitions. We believe that strategic acquisitions will help us to broaden our product offerings, expand our markets, advance our research and development capabilities and provide opportunities to lower raw material costs and leverage the cost of our corporate overhead. For example, we believe our recent acquisition of Burgess Manning GmbH will increase our ability to serve customers in Europe. We continually review potential acquisitions and believe we have established a diligent process for identifying acquisition opportunities.

Our Systems and Products

We classify our systems and products into two broad groups consistent with our reportable segments: Process Products and Environmental Systems. Below is a brief description of our primary offerings for each of our segments.

In addition to fully engineered systems, we supply replacement and spare parts to our installed base of equipment.

Process Products

Our Process Products segment accounted for 85% of total revenue for the six months ended December 31, 2011 and 73% of total revenue in fiscal 2011, compared to 78% of total revenue for the six months ended January 1, 2011, 77% of total revenue in fiscal 2010 and 78% of total revenue in fiscal 2009. Our separation and filtration systems and products improve efficiency, reduce maintenance and extend the life of energy infrastructure by removing liquid contaminants from gases, removing solid contaminants from gases or liquids and separating different liquids. Our separation and filtration systems and products are applied in the natural gas infrastructure, power generation, refining and petrochemical processing and other specialized industries. In addition, products in our Process Products segment include pulsation dampeners and heat exchangers. The segment also includes industrial silencing equipment to control noise pollution on a wide range of industrial processes and heat transfer equipment to conserve energy in many industrial processes and in petrochemical processing. Our Process Products systems and products include:

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Vane Separators. Also known as mist extractors, these devices remove liquids from vapor or gas streams and can be used within vertical or horizontal pressure vessels, directly within ductwork systems or mounted to bulkheads.

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Centrifugal Separators. We offer two types of centrifugal separators: swirl tubes, which operate in both horizontal and vertical pressure vessels, and cyclones, which operate in vertical pressure vessels. These devices remove both solid particles and liquid droplets from vapor or gas streams.

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Filter Separators. Our filter separators are typically used in natural gas pipelines to remove solid and liquid particles from gas streams. This product combines our separation and filtration technologies into one product.

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Three-Phase Separators. We offer a horizontal gas scrubber, which is a device that separates large liquid volumes from gas and is typically used for well head test separators. We can design the scrubber for three phase applications—oil, water and gas.

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Absolute Separators. Our absolute separator is designed for maximum separation efficiency of submicron liquid droplets and aerosols. Our customers use absolute separators in ammonia, urea and other chemical plants to protect critical process equipment.

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Fuel Gas Conditioning Systems. Our fuel gas conditioning systems remove particulate matter, hydrocarbon and water droplets from fuel gas, which contaminants can disrupt the gas systems of combustion turbine engines. Our fuel gas conditioning systems may also include bulk liquid removal, pressure regulation and temperature control. These systems are usually applied in electric power generating plants and gas compression systems.

•	Gas Filters. Our gas filters remove solid particles, such as dust, dirt, scale and rust, from a flowing pressurized gas stream.

•

Nuclear Plant Steam Separators. Nuclear power generators use our separators, also known as steam dryers, as the final stage of water separation within a reactor vessel or steam generator vessel. These devices remove water droplets from the process steam to maximize thermal efficiency in the steam turbine and minimize erosion and corrosion of steam loop piping. Our customers also use similar separators between the high pressure and low pressure turbines to increase thermal efficiency.

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Inlet Air Treatment Systems. Military ships and commercial maritime vessels use our vane separators, along with coalescer panels and filters, to protect gas turbines and air intake ducts by separating sea spray, salts and other solid particles.

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Pulsation Dampeners. Gas compressors produce pulsations in the attached piping system, which can reduce compressor efficiency, cause severe damage to compressor cylinders and cause cracking in pipes and vessels. Our customers apply our pulsation dampeners to the suction and discharge of each compressor cylinder to reduce pulsation levels to acceptable limits.

•

Heat Exchangers. We offer heat transfer equipment, which are devices that transfer heat from one gas to another or to the environment. Our products include double-pipe and multi-tube hairpin exchangers and shell and tube exchangers.

•

Industrial Silencers. Our customers use our industrial silencing equipment to control the noise pollution associated with a wide range of industrial processes. Our silencing products include vent and blowdown silencers, blower silencers, engine silencers, gas turbine silencers, compressor silencers and vacuum pump silencers.

Environmental Systems

Our Environmental Systems segment accounted for 15% of total revenue for the six months ended December 31, 2011 and 27% of total revenue in fiscal 2011, compared to 22% of total revenue for the six months ended January 1, 2011 and 23% of total revenue in fiscal 2010 and 22% of total revenue in fiscal 2009. We design, engineer, fabricate and sell environmental control systems and products for air and noise pollution abatement. Our environmental control systems and products are applied in the natural gas infrastructure, power generation, refining and petrochemical processing and other specialized industries. Examples of these systems and products include:

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SCR Systems. Our SCR systems are our primary pollution control product. These systems convert NOX emissions produced by burning hydrocarbon and organic fuels such as coal, gasoline, natural gas, wood, grass and grain, into nitrogen and water vapor. Our system operates by injecting an ammonia reagent into the exhaust gas and mixing the reagent with the exhaust gas prior to passing it through a catalyst. We supply SCR systems for a variety of applications, including both simple cycle and combined cycle gas power plants, package boilers, process heaters, internal combustion engines and other combustion sources.

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Oxidation Systems. Our oxidation systems oxidize carbon monoxide and a variety of volatile organic compounds into carbon dioxide without the use of any additional chemical reagent. The catalyst is the only component used to accelerate the oxidation reaction. The oxidation system is separate from the SCR system and is typically located upstream of the SCR system.

On July 12, 2010, we entered into the CEFCO Process Manufacturing License Agreement (the “License Agreement”) with CEFCO. Pursuant to the License Agreement and subject to the terms and conditions set forth therein, we were granted exclusive manufacturing rights in the continental United States to manufacture equipment and process units incorporating CEFCO’s multi-stage apparatus used in the selective capture and removal of purified carbon gas, including NOX, SOX, CO2 and Hg, and the sequential capture and removal of mercury, metal, and particulate aerosols. The captured pollutants may subsequently be converted into various high-grade end products through chemical conversion in a recirculating and regenerating system and may then be commercially sold by an end-user or operator.

Customers

Our customers are geographically diversified and our systems and products are not dependent upon any single customer or group of customers. The loss of any single customer or group of customers would not have a material adverse effect on our business as a whole. However, the custom-designed and project-specific nature of our business can cause significant variances in sales to specific customers from year to year. No single customer accounted for more than 10% of our consolidated revenue in the six months ended December 31, 2011 or in fiscal 2011, 2010 or 2009.

We sell the majority of our separation and filtration systems and products, including gas separators, filters and conditioning systems, to gas producers, gas gathering, transmission and distribution companies, chemical manufacturers and refiners, either directly or through contractors engaged to build plants and pipelines. We also sell these products to manufacturers of compressors, turbines and nuclear and conventional steam generating equipment. We sell our marine separation and filtration systems primarily to shipbuilders. We also sell our heat exchangers and pulsation dampeners to power generation owners and operators, refiners, petrochemical processors and specialty industrial users.

We sell our environmental control systems and products to power generators, engineering and construction companies, heat recovery steam generator manufacturers, boiler manufacturers, refiners, petrochemical plants and others who desire or may be required by environmental regulations to reduce NOX emissions and ground level ozone, of which NOX is a precursor.

Sales and Marketing

We believe our sales and marketing efforts have helped establish our reputation for providing innovative engineering solutions and meeting our customers’ needs in a timely, cost-efficient manner. The sales and marketing of our systems and products largely depends upon the type of offering, type of market and extent of engineering involvement in the sales cycle.

We market our products worldwide through independent sales representatives who sell on a commission basis. These independent representatives, substantially all of whom have technical backgrounds, work in conjunction with our application engineers. We also sell our products directly to customers through our internal sales force. Additionally, we have license agreements with third parties outside the United States to use our trade name and design guidelines. Our promotional and marketing activities include direct sales contacts, participation in trade shows, an internet website, advertising in trade magazines and distribution of product brochures.

Competition

The markets we serve are highly competitive and fragmented. Competition in the markets we serve is based on a number of considerations, including price, timeliness of delivery, technology, applications experience, know-how, reputation, product warranties and service. We believe our reputation, service, technical engineering capabilities and ability to deliver on time differentiate us from many of our competitors, including those competitors who often offer products at a lower price.

We believe our primary competitors for our separation and filtration systems and products include Anderson Separators Company, King Tool Company, NATCO Group (Cameron), PECO-Facet, a subsidiary of CLARCOR, Inc., Donaldson and Koch Industries. We believe our primary competitors for our environmental control systems and products include Envirokinetics, Hitachi Zosen Corporation, Applied Utility Systems (Johnson Matthey), Global Power Equipment Group, Inc. and Universal Silencer. While no single company competes with us in all of our product lines, various companies compete with us in one or more product lines. Some of these competitors have substantially greater sales and assets and greater access to capital than we do.

Raw Materials

We purchase raw materials and component parts essential to our business from a number of reliable suppliers. From time to time, we are exposed to rapid increases in raw material costs and temporary disruptions in supply, including steel and other component parts that we purchase. We seek to mitigate increases and potential delays through forward purchase contracts and escalation clauses in our supply contracts that have helped prevent increases in the cost of raw materials from having a significant impact on our gross margins. We believe that raw materials and component parts will be available in sufficient quantities to meet our anticipated demand for at least the next 12 months.

Environmental Regulations

Our operations are subject to a number of federal, state and local laws and regulations relating to the protection of the environment. In connection with our acquisition of Nitram and the related financing transactions, environmental site assessments were performed on both our existing manufacturing properties and Nitram’s properties in Cisco, Texas and Wichita Falls, Texas. These assessments involved visual inspection, testing of soil and groundwater, interviews with site personnel and a review of publicly available records. The results of these assessments indicated soil and groundwater contamination at the dormant Vermont Street facility in Wichita Falls and groundwater concerns at the Jacksboro Highway facility in Wichita Falls and the Cisco facilities. Additional sampling and evaluation of the groundwater concerns at the Jacksboro Highway and Cisco facilities indicated levels of impact did not exceed applicable regulatory standards and that further investigation and remediation was not required. Soil remediation at the Vermont Street facility in Wichita Falls was completed in July 2009 and we will continue to monitor groundwater at the sites. We have an accrued liability of $120,000 at December 31, 2011, for the estimated costs relating to these environmental matters. We believe that the cost of the monitoring will be approximately $20,000 per year until complete. We are seeking reimbursement for the full cost of the remediation and ongoing and future monitoring activities under our purchase agreement with Nitram’s former stockholders in the amount of $633,500. Funds have been deposited into an escrow account that may be used to reimburse these costs.

Employees

As of December 31, 2011, we employed approximately 400 full-time employees. None of our employees are represented by a labor union or are subject to a collective bargaining agreement. We did not experience any material labor difficulties during fiscal year 2011. We believe our employee relations are good.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws, employee and third-party nondisclosure/confidentiality agreements and license agreements to protect our intellectual property. We sell most of our products under a number of registered trade names, brand names and registered trademarks, which we believe are widely recognized in the industry. All of our filed and issued United States patents have a duration of 20 years from the issuance date and the expiration dates of these patents range from 2014 through 2025. We do not consider any particular patent or intellectual property to be critical to our long-term performance.

We anticipate we may apply for additional patents in the future as we develop new products and processes. Any issued patents that cover our proprietary technology may not provide us with substantial protection or be commercially beneficial to us. The issuance of a patent is not conclusive as to its validity or its enforceability. If we are unable to protect our technologies or confidential information, our competitors could commercialize our technologies. Competitors may also be able to design around our patents. In addition, we may face claims that our products, services, or operations infringe patents or misappropriate other intellectual property rights of others.

With respect to proprietary know-how, we rely on trade secret protection and confidentiality agreements. Monitoring the unauthorized use of our proprietary technology is difficult and the steps we have taken may not prevent unauthorized use of such technology. The disclosure or misappropriation of our trade secrets and other proprietary information could harm our ability to protect our rights and our competitive position.

Research and Development

Our research and development expenses were $467,000, $509,000 and $449,000 for the fiscal years 2011, 2010 and 2009, respectively. We believe current expenditures are adequate to sustain ongoing research and development activities. We believe we have additional opportunities for growth by developing new technologies and products that offer our clients greater performance. We also continue to support research and development to improve existing products and manufacturing methods.

MANAGEMENT

Directors and Executive Officers

The table below sets forth information about our directors and executive officers. Our directors are divided into three classes with the number of directors in each class as nearly equal as possible. Each director serves for a three-year term. Executive officers serve at the request of our board of directors.

Name	Age	Position
Peter J. Burlage (1)	47	President, Chief Executive Officer and Director
Melissa Beare	36	Vice President, General Counsel and Secretary
John H. Conroy	46	Vice President, Engineering and Product Development
Warren Hayslip	57	Vice President and Chief Operating Officer
Ronald L. McCrummen	47	Vice President and Chief Financial Officer
Sean McMenamin	46	Vice President, Environmental Systems
Jon P. Segelhorst	41	Vice President, Pressure Products
David Taylor	46	Vice President, Separation Systems and Asia Pacific Operations
Sherrill Stone (1)	75	Chairman of the Board
Kenneth R. Hanks (2)	57	Director
Robert McCashin (3)	64	Director
R. Clayton Mulford (2)	55	Director
Howard G. Westerman, Jr. (3)	58	Director

(1)	Term expires at the annual meeting of stockholders in 2012.
(2)	Term expires at the annual meeting of stockholders in 2013.
(3)	Term expires at the annual meeting of stockholders in 2014.

Set forth below is certain background information relating to our directors and executive officers.

Peter J. Burlage joined the company in 1992. Mr. Burlage has served as our President and Chief Executive Officer and a member of our Board of Directors since June 2006. He served as Executive Vice President and Chief Operating Officer from October 2005 to June 2006 and Vice President, Environmental Systems from January 2001 to October 2005. Mr. Burlage also served as Vice President of Engineering from 2000 to 2001 and SCR Division Manager from 1997 to 2000. Mr. Burlage earned his B.S. in Mechanical Engineering from the University of Texas, Arlington and M.B.A. from Baylor University.

Melissa G. Beare joined the company in December 2008 as Vice President and General Counsel. Prior to joining the company, Ms. Beare served as the Assistant General Counsel of Advanced Neuromodulation Systems, Inc., a subsidiary of St. Jude Medical, Inc., from 2004 through 2008. Prior to that, she was an attorney at Jones Day and at Hughes and Luce, LLP in Dallas, Texas, working in their respective corporate practices. Ms. Beare earned her B.A. from the University of Texas at Austin and holds a J.D. from the University of Texas at Austin School of Law. Ms. Beare is licensed to practice law in the State of Texas.

John H. Conroy joined the company in July 2010. Mr. Conroy has served as our Vice President of Engineering and Product Development since December 2010. He served as our Director of Business & Product Development for the CEFCO project from July 2010 to December 2010. Prior to joining the company, Mr. Conroy served as the General Manager of Red Hawk Texas from 2008 to 2010, a $200 million operating division of United Technologies (UTC). Prior to his tenure at Red Hawk, Mr. Conroy served as President from 2004 to 2008 and VP-Engineering from 2002 to 2004 of Forney Corporation, a $50 million subsidiary of UTC. Mr. Conroy earned his B.S. in Chemical Engineering from the University of California, Berkeley and M.B.A. from Southern Methodist University.

Warren R. Hayslip joined the company in November 2009 as Vice President and Chief Operating Officer. Prior to joining the company, Mr. Hayslip was the General Manager of Donaldson Membranes, a division of Donaldson Company, Inc. from February 2003 to October 2009. He also served as the Vice President of Sales & Marketing for Bob Barker Company from 2000 to 2002. Mr. Hayslip earned his B.A. from Wofford College and M.B.A. from Owen Graduate School of Management, Vanderbilt University.

Ronald L. McCrummen joined the company in April 2011 as our Chief Financial Officer. Prior to joining the company, Mr. McCrummen was the Senior Vice President and Chief Accounting Officer of Dean Foods, Inc. from 2004 until November 2010. Prior to his tenure at Dean Foods, Mr. McCrummen served as a partner of Ernst & Young, LLP in its Transaction Advisory Services Department from 2000 until 2004. Mr. McCrummen was previously a partner with Assurance Advisory Business Services from 1994-2000. Mr. McCrummen has over 25 years of financial, accounting and management experience. Mr. McCrummen is a certified public accountant and holds a B.S. in Business Administration and Accounting from St. Louis University.

Sean P. McMenamin joined the company in 2001. Mr. McMenamin has served as our Vice President, Environmental Systems since January 2006. He served as product manager for refinery and retrofit applications in our Environmental Systems business from 2001 to January 2006. Prior to joining the company, Mr. McMenamin was a project manager for Telcordia Technologies from 1999 to 2001, and served in various positions in the environmental and power business at Foster Wheeler from 1994 to 1999. He earned a B.S. in Mechanical Engineering from the New Jersey Institute of Technology and an M.B.A. in Finance from Lehigh University.

Jon P. Segelhorst joined the company in August 2006. He has served as our Vice President, Pressure Products since January 2007. He served as General Manager of our Pressure Products business from August 2006 to January 2007. Prior to joining the company, Mr. Segelhorst managed surge protection and DSL product lines for Corning Cable Systems, a telecommunications equipment company, from 1996 to 2006. Mr. Segelhorst holds several United States patents related to fiber optic hardware. He earned a B.S. in Mechanical Engineering from the University of Texas at Austin and an M.B.A. from Baylor University.

David Taylor joined the company in 1988. Mr. Taylor was named our Vice President of Business Development in 2010. Prior to that time, Mr. Taylor served as our Vice President, Separation Systems since 2000. He has served in a variety of engineering, sales and management positions since joining the company. From 1997 through 1999, Mr. Taylor served as Director of Sales and Engineering in our Singapore office in support of our Asia Pacific operations and resumed responsibility for our Asia Pacific operations in July 2004. Mr. Taylor earned his B.S. in Mechanical Engineering from Southern Methodist University.

Sherrill Stone has served as our Chairman of the Board since 1993 and as a director since 1986. He served as our Chief Executive Officer from 1993 to June 2006 and as our President from 1986 through 2002 and from 2003 to June 2006.

Kenneth R. Hanks has been a director since May 2006. He served as Chief Financial Officer and Treasurer of SWS Group, Inc., a financial services company, from 2002 until 2010. Mr. Hanks also served as Chief Operating Officer of SWS Group from 1998 to 2002 and as Chief Financial Officer of Southwest Securities, Inc., SWS Group’s primary operating subsidiary, from 1996 to 1998. Mr. Hanks also serves as an arbitrator with the Financial Industry Regulatory Authority (FINRA, formerly known as the NASD) and formerly served as a member of the NASD’s District 6 Business Conduct Committee.

Robert McCashin has been a director since November 2006. He served as Chairman of Identix, Inc. from 2000 until his retirement in 2004 and as its Chief Executive Officer from 2000 to 2002. Identix designs, develops, manufactures and markets multi-biometric security products. Mr. McCashin was employed by Electronic Data Systems Corporation from 1971 to 1999 where he last served as a Corporate Vice President. He previously served on the board of directors of Argon ST, Inc.

R. Clayton Mulford has been a director since January 2002. Since March 2007, he has served as the Vice President and Chief Operating Officer of the National Math and Science Initiative, Inc., a large national non-profit educational foundation. An attorney, Mr. Mulford was a partner of Jones Day from January 2004 until February 2007. Before he joined Jones Day, Mr. Mulford was a partner and member of the executive committee of Hughes & Luce, LLP. He previously served as lead corporate legal counsel to us for a number of years.

Howard G. Westerman, Jr. has been a director since May 2006. He has served as Chairman and Chief Executive Officer of J-W Energy Company, an energy development and services company, since 1999. Mr. Westerman has been employed by J-W Operating Company since 1978. He currently serves on the board of directors of Applied Nanotech Holdings, Inc.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The tables below set forth information regarding the beneficial ownership of our common stock as of January 1, 2012 for:

•	each of our directors;
•	each of our named executive officers;
•	all of our directors and executive officers as a group; and
•	each beneficial owner of more than 5% of our outstanding common stock.

The tables below list the number of shares and percentage of shares beneficially owned based on 17,759,668 shares of common stock outstanding as of January 1, 2012. Except as indicated and subject to applicable community property laws, to our knowledge the persons named in the tables below have sole voting and investment power with respect to all shares of stock shown as beneficially owned by them.

Directors and Named Executive Officers

Name of Beneficial Owner	Number of Shares (1)	Percentage of Outstanding Shares
Sherrill Stone	116,000	*
Peter J. Burlage	114,154	*
Howard G. Westerman, Jr.	32,000	*
Sean P. McMenamin (1)	30,181	*
Kenneth R. Hanks (1)	23,000	*
David Taylor (1)	20,014	*
Warren R. Hayslip	17,572	*
Clayton Mulford	12,000	*
Ronald L. McCrummen	10,889	*
Robert McCashin	10,550	*
All directors and executive officers as a group (10 persons) (1) (2)		2.2%

*	Less than 1%
(1)

Includes shares of company common stock issuable upon the exercise of options that are presently exercisable as follows: Mr. Hanks (4,000 shares), Mr. McMenamin (12,000 shares), Mr. Taylor (11,000 shares) and all directors and executive officers as a group (27,000 shares).

(2)

All directors and executive officers as a group includes only those directors and executive officers serving as of the date of this prospectus supplement, including executive officers not listed herein.

Five Percent Holders

The following table sets forth information regarding the number and percentage of shares of common stock held by all persons and entities that we know to beneficially own five percent or more of our outstanding common stock. Unless otherwise indicated, the information regarding beneficial ownership of our common stock by the entities identified below is included in reliance on a report filed with the SEC by such person or entity and the number of shares of common stock outstanding on January 1, 2012.

Name of Beneficial Owner	Shares (1)	Percentage of Outstanding Shares
NSB Advisors, LLC (2)	14,179,228	79.8%
Utility Service Holding Co., Inc. (3)	1,531,677	8.2%
Vincent and Gloria Gorguze Trust (4)	1,282,467	7.2%
Lynn E. Gorguze Separate Property Trust (5)	1,146,811	6.5%
William F. Nicklin (6)	1,009,552	5.7%
John Monfort (IRA) (7)	929,639	5.2%

(1)

Includes, to the extent applicable, (a) shares of common stock issuable upon the exercise of the warrants granted in connection with the offering of the Preferred Stock, which became exercisable on March 4, 2010 (the “Warrants”), and (b) any outstanding shares of common stock.

(2)

According to a Schedule 13G/A filed with the SEC by NSB on December 7, 2011, NSB, in its capacity as an investment advisor, has sole dispositive power, but no voting power, over 14,179,228 shares of our common stock owned by clients of NSB Advisors, LLC, which as of December 7, 2011 included 1,305,987 shares of common stock that may be acquired upon exercise of the Warrants. NSB is a financial advisor located in New York and is a registered investment advisor under the Investment Advisors Act of 1940. NSB manages investment accounts for numerous clients and has exercised its investment discretion on behalf of these clients over the past several years to purchase for them a substantial number of our shares. As a result of the investment authority it exercises on behalf of these individuals, NSB considers itself to be the “beneficial owner” of the shares under the Securities Exchange Act of 1934, as amended. NSB has disclaimed voting authority with respect to the shares that NSB has purchased for its clients and has certified in its Schedule 13G filings that it has acquired the shares in the ordinary course of business and not for the purpose or the effect of changing or influencing the control of the company. NSB’s Schedule 13G filings indicate that William F. Nicklin, a partner of NSB, personally owns 965,802 shares for which he exercises both voting and investment authority. The address of NSB is 200 Westage Business Center Drive, Suite 228, Fishkill, NY 12524.

(3)

According to a Schedule 13G/A filed with the SEC by Utility Service Holding Co., Inc. (“USHC”) on February 24, 2011, USHC has sole dispositive and voting power over 1,531,677 shares of common stock. Includes 1,352,614 shares of common stock and warrants to purchase up to 179,063 shares of common stock. The address of USHC is P.O. Box 120 Warthen, Georgia 31094.

(4)

According to a Schedule 13G/A filed jointly with the SEC by Vincent Gorguze, Gloria Gorguze and the Vincent and Gloria Gorguze Trust (the “Gorguze Trust”) on February 18, 2011, Mr. Gorguze and Ms. Gorguze are the co trustees of the Gorguze Trust and Mr. Gorguze, Ms. Gorguze and the Gorguze Trust have shared dispositive and voting power over 1,282,467 shares. The total number of shares held by Mr. Gorguze, Ms. Gorguze and the Gorguze Trust as reflected in the table above also includes 156,250 shares of common stock that may be acquired upon the exercise of the Warrants. The address of Mr. Gorguze, Ms. Gorguze and the Gorguze Trust is 1200 Prospect Street, Suite 325, La Jolla, CA 92037.

(5)

According to a Schedule 13G/A filed with the SEC by Lynn E. Gorguze on February 18, 2011, Ms. Gorguze in the sole trustee of the Lynn Gorguze Separate Property Trust (the “Lynn Gorguze Separate Property Trust”) and has sole dispositive and voting power over 1,146,811 shares of our common stock. The total number of shares held by the Lynn Gorguze Separate Property Trust as reflected in the table above also includes 156,250 shares of common stock that may be acquired upon the exercise of the Warrants. The address of Ms. Gorguze is 1200 Prospect Street, Suite 325, La Jolla, CA 92037.

(6)

According to a Schedule 13G/A filed with the SEC by William F. Nicklin on February 15, 2011, Mr. Nicklin has sole dispositive power and sole voting power over 965,802 shares of common stock and has shared dispositive and voting power over 43,750 shares of common stock. The total number of shares held by Mr. Nicklin as reflected in the table above also includes 21,875 shares of common stock that may be acquired upon the exercise of the Warrants. The address of Mr. Nicklin is 3 Rivers Edge, Newburgh, NY 12550-1457. Mr. Nicklin and the investment firms with which he has been affiliated such as NSB have been significant holders of PMFG since 2001.

(7)

According to a Schedule 13G filed with the SEC by John Monfort on September 15, 2009, Mr. Monfort has sole dispositive and voting power over 929,639 shares of common stock. The address of Mr. Monfort is 44 Elm Street, Fishkill, New York 12524.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.
JMP Securities LLC
Needham & Company, LLC

Total	2,600,000

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

The underwriters expect to deliver the shares of common stock to purchasers on or about February     , 2012.

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 390,000 additional shares of our common stock from us at the public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $         per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $         per share of common stock to these other dealers. After this offering, the offering price, concessions, and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us

Indemnification of Underwriters

We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

The underwriters will require all of our directors and officers and a principal stockholder to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock except for the shares of common stock offered in this offering without the prior written consent of Stifel, Nicolaus & Company, Incorporated for a period of 90 days after the date of this prospectus.

We have agreed that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Stifel, Nicolaus & Company, Incorporated, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering, the shares of common stock issuable upon exercise of outstanding options on the date of this prospectus, and the shares of our common stock that are issued under our stock incentive plan.

NASDAQ Global Select Market Listing

Our common stock is quoted on the NASDAQ Global Select Market under the symbol “PMFG.”

Short Sales, Stabilizing Transactions, and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing, or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares. The transactions above may occur on the NASDAQ Global Select Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

The validity of the shares being offered hereby is being passed upon for us by Jones Day, Dallas, Texas. The underwriters have been represented in connection with this offering by Winston  & Strawn LLP, Chicago, Illinois.

EXPERTS

The audited consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting for PMFG, Inc. incorporated by reference in this prospectus supplement and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

The audited financial statements of Burgess Manning GmbH incorporated by reference in this prospectus supplement and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton GmbH, independent certified public accountants, upon the authority of said firm as experts in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Commission’s public reference room located at 100 F Street N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our public filings are also available to the public at the Commission’s web site at http://www.sec.gov or from our websites at http://www.peerlessmfg.com or at http://pmfginc.com.

INCORPORATION BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with it which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus supplement. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus supplement and the termination of the offering:

•	Our annual report on Form 10-K for the fiscal year ended July 2, 2011;
•	Our quarterly reports on Form 10-Q for the quarters ended October 1, 2011 and December 31, 2011;
•

Our current reports on Form 8-K filed on September 15, 2011, October 18, 2011, November 8, 2011 (as amended on Form 8-K/A filed on January 17, 2012 and Form 8-K/A filed on February 1, 2012), November 18, 2011, November 29, 2011 and December 22, 2011;

•

The description of our common stock set forth in our registration statement on Form S-3/A, filed with the Commission on August 19, 2008 (File No. 333-152482), and any amendment or report filed for the purpose of updating such description, including our Current Report on Form 8-K filed on September 8, 2009; and

•

The description of our common stock purchase rights set forth in our registration statement on Form 8-A, filed with the Commission on August 15, 2008 (File No. 001-34156), and any amendment or report filed for the purpose of updating such description.

This prospectus supplement is part of a registration statement on Form S-3 we have filed with the Commission under the Securities Act. This prospectus supplement does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the Commission. You may inspect and copy the registration statement, including exhibits, at the Commission’s public reference room or Internet site. Our statements in this prospectus supplement about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

You may obtain, free of charge, a copy of any of these documents (other than exhibits to these documents unless the exhibits are specifically incorporated by reference into these documents or referred to in this prospectus supplement) by writing or calling us at the following address and telephone number:

PMFG, Inc.

Attn: Corporate Secretary

14651 North Dallas Parkway, Suite 500

Dallas, Texas 75254

(214) 357-6181

PROSPECTUS

$120,000,000

PMFG, INC.

Common Stock

Preferred Stock

Subscription Rights

Warrants

Depositary Shares

Purchase Contracts

Units

We may from time to time sell any combination of common stock, preferred stock, subscription rights, warrants, depositary shares and purchase contracts, as well as units that include any of these securities or securities of other entities. The securities described in this prospectus may be offered and sold in one or more offerings. The aggregate initial offering price of all securities sold under this prospectus will not exceed $120,000,000.

This prospectus provides a general description of the securities we may offer. Each time we sell securities, we will provide specific terms of the securities offered in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in any securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement.

We will sell these securities directly to our stockholders or to purchasers or through agents on our behalf or through underwriters or dealers as designated from time to time. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will provide the names of the agents or underwriters and any applicable fees, commissions and discounts.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “PMFG.” On November 18, 2011, the closing price of our common stock was $23.01.

Investing in our securities involves risks. Risks associated with an investment in our securities will be described in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission, as described in “Risk Factors” on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 28, 2011.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the Securities and Exchange Commission website or at the Securities and Exchange Commission offices mentioned under the heading “Where You Can Find More Information.”

-i-

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (the “Commission”) using a “shelf-registration process.” Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to $120,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities sold on a later date.

ABOUT PMFG, INC.

We are a leading provider of custom-engineered systems and products designed to help ensure that the delivery of energy is safe, efficient and clean. We primarily serve the markets for power generation, natural gas infrastructure, and refining and petrochemical processing. We offer a broad range of separation and filtration products, selective catalytic reduction, turbine emission exhaust and silencing systems and other complementary products including specialty heat exchangers, pulsation dampeners and silencers. Our primary customers include equipment manufacturers, engineering contractors and owner operators.

PMFG, Inc. is a holding company and was incorporated in Delaware in January 2008 in connection with our holding company reorganization. The reorganization was completed in August 2008. Our principal subsidiary is Peerless Mfg. Co. (“Peerless”), which was organized in 1933 as a proprietorship and was incorporated as a Texas corporation in 1946. Our executive offices are located at 14651 North Dallas Parkway, Suite 500, Dallas, Texas 75254. Our telephone number at this location is (214) 357-6181.

The terms “PMFG,” “company,” “our,” “us” and “we” refer to PMFG, Inc. and its subsidiaries unless the context requires otherwise.

RISK FACTORS

You should carefully consider the specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement and in any of our reports filed with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and incorporated by reference herein, before making an investment decision. For more information, see “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and 21E of the Exchange Act. All statements other than statements of historical fact contained in this prospectus are forward-looking statements. You should not place undue reliance on these statements. These forward-looking statements include statements that reflect the current views of our senior management with respect to our financial performance and future events with respect to our business and our industry in general. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature identify forward-looking statements. Forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, the following:

•

adverse changes in the current global economic or political environment or in the markets in which we operate, including the power generation, natural gas infrastructure and petrochemical and processing industries;

•

compliance with United States and foreign laws and regulations, including export control and economic sanctions laws and regulations which are complex, change frequently and have tended to become more stringent over time;

•	changes in current environmental legislation;
•	changes in competition;
•	changes in demand for our products;
•	risks associated with our product warranties;
•	changes in the price, supply or demand for natural gas, bio fuel and oil and coal; and
•	risks associated with our indebtedness, the terms of our credit facility and our ability to raise additional capital.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus and other reports we file with the Commission, including the information in “Item 1A. Risk Factors” of our Annual Report on Form 10-K for the fiscal year ended July 2, 2011. There may be other factors that may cause our actual results to differ materially from the forward-looking statements. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. We undertake no obligation to publicly update or revise any forward-looking statement, except to the extent required by law.

PLAN OF DISTRIBUTION

We may sell the securities from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. We may sell the securities (1) through underwriters or dealers, (2) through agents and/or (3) directly to one or more purchasers. We may distribute the securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;
•	at market prices prevailing at the time of sale;
•	at prices related to such prevailing market prices; or
•	at negotiated prices.

We may solicit directly offers to purchase the securities being offered by this prospectus. We may also designate agents to solicit offers to purchase the securities from time to time. We will name in a prospectus supplement any agent involved in the offer or sale of our securities.

If we utilize a dealer in the sale of the securities being offered by this prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

If we utilize an underwriter in the sale of the securities being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale and we will provide the name of any underwriter in the prospectus supplement that the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, we, or the purchasers of securities for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

We will provide in the applicable prospectus supplement any compensation we pay to underwriters, dealers or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

The securities may or may not be listed on a national securities exchange. To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

The underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock does nor purport to be complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are on file with the Commission and are incorporated by reference as exhibits to this registration statement.

Authorized Capital Stock

We are authorized to issue 50,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.01 per share. As of October 1, 2011, 17,675,474 shares of common stock and no shares of preferred stock were issued and outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of the company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to our common stock. All outstanding shares of our common stock are, and the shares of common stock offered by this prospectus will be, fully paid and nonassessable.

Preferred Stock

Preferred Stock Offered Hereby

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including the following:

•	the designation of the series and the number of shares offered;
•	the voting powers, if any, of shares of the series;
•	redemption or sinking fund provisions;
•	the rate and time of, and conditions and preferences with respect to, dividends, and whether the dividends will be cumulative;
•	the rights of shares of the series in the event of voluntary or involuntary dissolution, or upon any distribution of the assets of the company;
•	the right, if any, to convert or exchange shares of the series into or for stock or securities of any other series or class;
•	the right, if any, to subscribe for or to purchase any securities of the Company; and
•	any other designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof.

Delaware law provides that the holders of preferred stock have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation for preferred stock.

Anti-Takeover Provisions

Delaware Anti-Takeover Law

Section 203 of the Delaware General Corporation Law, or DGCL, provides that, subject to specified exceptions, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•

upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to business combinations proposed by an interested stockholder following the announcement or notification of transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation;
•

any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period. Section 203 may also have the effect of preventing changes in our management and could make it more difficult to accomplish transactions that our stockholders may deem to be in their best interests. We have not elected to be exempt from the restrictions imposed under Section 203.

Certificate of Incorporation and Bylaw Provisions

Our bylaws provide that the authorized number of our directors is fixed by our board of directors. In addition, our certificate of incorporation provides that our board of directors will be divided into three classes with the number of directors in each class as nearly equal as possible. Each director will serve a three-year term. As a result, any effort to obtain control of our board of directors by causing the election of a majority of the board of directors may require more time than would be required without a classified board.

Our bylaws provide that special meetings of our stockholders may be called only by our chairman, chief executive officer or president. Should any stockholder desire to present business at an annual meeting, including nominating a candidate for director, the stockholder must comply with certain advance notice provisions in our bylaws. In addition, our certificate of incorporation provides that no action required or permitted to be taken at any meeting of stockholders may be taken by written consent without a meeting.

Our certificate of incorporation and bylaws provide that vacancies in our board of directors may be filled by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum or by the sole remaining director. Any director so chosen will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until the director’s successor is elected and qualified. In addition, our certificate of incorporation provides that at any meeting of stockholders called for the stated purpose of removing a director, any director may be removed for cause by the affirmative vote of the holders of at least two-thirds of the shares of our common stock entitled to vote for the election of directors.

Our certificate of incorporation provides that our stockholders may amend the bylaws by the affirmative vote of at least two-thirds of the shares of our common stock entitled to vote on the amendment.

Preferred Stock

We believe that the availability of the preferred stock under our certificate of incorporation provides us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Having these authorized shares available for issuance allows us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, are available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. The board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares based on its judgment as to our and our stockholders’ best interests. Our board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Rights Plan

We entered into a rights agreement, or rights plan, with Mellon Investor Services LLC on August 15, 2008. The rights generally will become exercisable and allow the holder to acquire 1/100th of a share of our common stock at a discounted price if a person or group (other than certain institutional investors specified in the rights plan) acquires beneficial ownership of 20% or more of our outstanding common stock. Rights held by those that exceed the 20% threshold will be void. The rights plan also includes an exchange option. In general, after the rights become exercisable, the board of directors may, at its discretion, effect an exchange of part or all of the rights (other than rights that have become void) for shares of our common stock. Under this option, we would issue one share of common stock for each right, subject to adjustment in certain circumstances.

The board of directors may, at its discretion, redeem all outstanding rights for $0.001 per right at any time prior to the time the rights become exercisable. The rights will expire on August 15, 2018, unless earlier redeemed, exchanged or amended by our board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol “PMFG.”

DESCRIPTION OF SUBSCRIPTION RIGHTS

We may issue to our stockholders subscription rights to purchase our common shares, preferred shares, depositary shares or other securities. These subscription rights may be issued independently or together with any other security offered by this prospectus and may or may not be transferable by the stockholder receiving the rights in the rights offering. In connection with any rights offering, we may enter into a standby underwriting agreement with one or more underwriters pursuant to which the underwriter will purchase any securities that remain unsubscribed for upon completion of the rights offering.

The applicable prospectus supplement relating to any subscription rights will describe the terms of the offered subscription rights, including, where applicable, the following:

•	the exercise price for the subscription rights;
•	the number of subscription rights issued to each stockholder;
•	the extent to which the subscription rights are transferable;
•	any other terms of the subscription rights, including terms, procedures and limitations relating to the exchange and exercise of the subscription rights;
•	the date on which the right to exercise the subscription rights will commence and the date on which the right will expire;
•	the extent to which the subscription rights include an over-subscription privilege with respect to unsubscribed securities; and
•	the material terms of any standby underwriting arrangement entered into by us in connection with the subscription rights offering.

The description in the applicable prospectus supplement of any subscription rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable subscription rights certificate or subscription rights agreement, which will be filed with the Commission if we offer subscription rights. For more information on how you can obtain copies of any subscription rights certificate or subscription rights agreement if we offer subscription rights, see “Where You Can Find More Information” beginning on page 11 of this prospectus. We urge you to read the applicable subscription rights certificate, the applicable subscription rights agreement and any applicable prospectus supplement in their entirety.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of common stock, preferred stock, depositary shares, or any combination thereof. We may issue warrants independently or together with any other securities offered by any prospectus supplement. Warrants may be attached to or separate from the other offered securities. Each series of warrants will be issued under a separate warrant agreement we will enter into with a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the series of warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of the warrants. Further terms of the warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

•	the title of the warrants;
•	the aggregate number of the warrants;
•	the price or prices at which the warrants will be issued;
•	the designation, number or principal amount and terms of the common stock, preferred stock, and/or depositary shares purchasable upon exercise of the warrants;
•	the designation and terms of the offered securities, if any, with which the warrants are issued and the number of the warrants issued with each offered security;
•	the date, if any, on and after which the warrants and the related underlying securities will be separately transferable;
•	the price at which each underlying security purchasable upon exercise of the warrants may be purchased;
•	the date on which the right to exercise the warrants shall commence and the date on which that right shall expire;
•	the minimum or maximum amount of the warrants which may be exercised at any one time;
•	information with respect to book-entry procedures, if any;
•	a discussion of certain federal income tax considerations; and
•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

DESCRIPTION OF DEPOSITARY SHARES

We may offer depositary shares (either separately or together with other securities) representing fractional shares of preferred stock of any series. In connection with the issuance of any depositary shares, we will enter into a deposit agreement with a bank or trust company, as depositary, which will be named in the applicable prospectus supplement. Depositary shares will be evidenced by depositary receipts issued pursuant to the related deposit agreement. Immediately following our issuance of the security related to the depositary shares, we will deposit the shares of preferred stock with the relevant depositary and will cause the depositary to issue, on our behalf, the related depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fraction of a share of preferred stock represented by the related depositary share, to all the rights, preferences and privileges of, and will be subject to all of the limitations and restrictions on, the preferred stock represented by the depositary receipt (including, if applicable, dividend, voting, conversion, exchange, redemption, sinking fund, repayment at maturity, subscription and liquidation rights).

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts, including contracts obligating holders to purchase from us, and for us to sell to holders, a specific or varying number of shares of our common stock or preferred stock, depositary shares, warrants or securities of an entity unaffiliated with us, or any combination of the above, at a future date or dates. Alternatively, the purchase contracts may obligate us to purchase from holders, and obligate holders to sell to us, a specific or varying number of shares of shares of our common stock or preferred stock, depositary shares, warrants or other property. The price per share of preferred stock or common stock or price of other securities may be fixed at the time the purchase contracts are issued or may be determined by reference to a specific formula described in the purchase contracts. We may issue purchase contracts separately or as a part of units each consisting of a purchase contract and one or more of our other securities described in this prospectus or securities of third parties, including U.S. Treasury securities, securing the holder’s obligations under the purchase contract. The purchase contracts may require us to make periodic payments to holders or vice versa and the payments may be unsecured or pre-funded on some basis. The purchase contracts may require holders to secure the holder’s obligations in a specified manner that we will file with the Commission in connection with a public offering relating to the purchase contracts.

The applicable prospectus supplement will describe the terms of any purchase contracts in respect of which this prospectus is being delivered, including, to the extent applicable, the following:

•

whether the purchase contracts obligate the holder or us to purchase or sell, or both purchase and sell the securities subject to purchase under the purchase contract, and the nature and amount of each of those securities, or the method of determining those amounts;

•	whether the purchase contracts are to be prepaid or not;
•	whether the purchase contracts are to be settled by delivery, or by reference or linkage to the value, performance or level of the securities subject to purchase under the purchase contract;
•	any acceleration, cancellation, termination or other provisions relating to the settlement of the purchase contracts; and
•	whether the purchase contracts will be issued in fully registered or global form.

DESCRIPTION OF UNITS

We may issue units comprising one or more securities described in this prospectus in any combination. Units may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit also is the holder of each security included in the unit. Thus, the unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or at any time before a specified date.

The applicable prospectus supplement will describe the terms of any units in respect of which this prospectus is being delivered, including, to the extent applicable, the following:

•	the designation and terms of the units and the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;
•	any provision for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and
•	whether the units will be issued in fully registered or global form.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings (loss) to combined fixed charges and preferred stock dividends for us for the quarter ending October 1, 2011, for the fiscal year ended July 2, 2011 and for the fiscal years ended June 30, 2010, 2009, 2008 and 2007. For the purpose of computing the ratio of earnings to combined fixed charges and preferred dividends, earnings (loss) have been calculated by adding fixed charges to pre-tax income (loss). Fixed charges consist of interest costs, whether expensed or capitalized, amortization of deferred financing costs, whether expensed or capitalized, and estimated interest within rental expense. This information is given on an unaudited historical basis.

	Quarter ended October 1, 2011		Year ended July 2, 2011	Year ended June 30,
				2010		2009	2008	2007
Ratio of earnings (loss) to combined fixed charges and preferred share dividends (1)	—	(2)	1.66	—	(2)	1.58	12.09	443.00

(1)	We did not have any preferred stock outstanding prior to September 4, 2009 or after the fiscal year ended July 2, 2011.
(2)

Our earnings were inadequate to cover combined fixed charges and preferred share dividends by $4,011 thousand for the fiscal year ended June 30, 2010 and by $2,001 thousand for the fiscal quarter ended October 1, 2011.

USE OF PROCEEDS

Unless otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities under this prospectus for general corporate purposes, which may include repayment of outstanding indebtedness. Under the terms of our current credit agreement, all or part of the net proceeds from any offering may be required to be used to repay indebtedness under the credit agreement. We will set forth in the prospectus supplement our intended use for the net proceeds received from the sale of any securities. Pending the application of the net proceeds, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, Jones Day will issue an opinion about certain legal matters with respect to the securities. If the validity of the securities is also passed upon by counsel for any underwriters, that counsel will be named in the applicable prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission’s public reference room located at 100 F Street N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our public filings are also available to the public at the Commission’s web site at http://www.sec.gov or from our websites at http://www.peerlessmfg.com or at http://pmfginc.com.

INCORPORATION BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	Our annual report on Form 10-K for the fiscal year ended July 2, 2011;
•	Our quarterly report on Form 10-Q for the fiscal quarter ended October 1, 2011;
•

Our current reports on Form 8-K filed with the Commission on September 15, 2011, October 18, 2011, November 8, 2011 and November 18, 2011, in each case other than information furnished under Item 2.02 or 7.01 of Form 8-K;

•

The description of our common stock set forth in our registration statement on Form S-3/A, filed with the Commission on August 19, 2008 (File No. 333-152482), and any amendment or report filed for the purpose of updating such description, including our Current Report on Form 8-K filed on September 8, 2009; and

•

The description of our common stock purchase rights set forth in our registration statement on Form 8-A, filed with the Commission on August 15, 2008 (File No. 001-34156), and any amendment or report filed for the purpose of updating such description.

This prospectus is part of a registration statement on Form S-3 we have filed with the Commission under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the Commission. You may inspect and copy the registration statement, including exhibits, at the Commission’s public reference room or Internet site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

You may obtain, free of charge, a copy of any of these documents (other than exhibits to these documents unless the exhibits are specifically incorporated by reference into these documents or referred to in this prospectus) by writing or calling us at the following address and telephone number:

PMFG, Inc.

Attn: Corporate Secretary

14651 North Dallas Parkway, Suite 500

Dallas, Texas 75254

(214) 357-6181

2,600,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

February     , 2012

Stifel Nicolaus Weisel

William Blair & Company

JMP Securities

Needham & Company